UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 16, 2007**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Amendment and Restatement of Credit Agreement

On August 16, 2007, FelCor Lodging Trust Incorporated (the "Company") and FelCor Lodging Limited Partnership ("FelCor LP"), of which the Company is the sole general partner, entered into that certain Amended and Restated Credit Agreement dated as of August 16, 2007, among the Company and FelCor LP, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent ("Administrative Agent"), Citicorp North America, Inc., as syndication agent, and certain lenders named therein (as amended and restated, the "Amended Credit Agreement"). The Amended Credit Agreement, which amends and restates in its entirety the Credit Agreement dated as of December 12, 2005, as previously amended (the "Credit Agreement"), increases the initial amount available under the revolving credit facility from $125 million to $250 million, with the right to increase the facility up to an aggregate of $500 million; reduces certain fees and costs, including the interest rates applicable to borrowings; improves certain of the financial covenants to provide the Company with additional flexibility; and extends the initial maturity date from January 2, 2009 to August 16, 2011, while retaining the right to extend the maturity for an additional one-year period if no default has occurred.

In connection with the execution of the Amended Credit Agreement, the Company, FelCor LP, or certain of their subsidiaries executed and delivered an Amended and Restated Subsidiary Guaranty, a Reaffirmation of Pledge Agreement with JPMorgan Chase Bank, N.A., as collateral agent ("Collateral Agent"), and a Reaffirmation of Collateral Agency Agreement with the Collateral Agent, the Administrative Agent and U.S. Bank National Association, as trustee under the indentures governing FelCor LP's outstanding senior notes (collectively, the "Indentures"). Under these agreements, the subsidiary guaranties and the collateral securing the Amended Credit Agreement, which also secure, on an equal and ratable basis, all of the obligations under the Indentures, continue in place with the same force and effect as for the original Credit Agreement.

The foregoing summaries of the Amended Credit Agreement, the Amended and Restated Subsidiary Guaranty, the Reaffirmation of Pledge Agreement, and the Reaffirmation of Collateral Agency Agreement, are qualified in their entirety by reference to the full text of such agreements, copies of each of which are attached as Exhibits hereto and incorporated by reference herein.

As of the date of this filing, the Company has not made any borrowings under the Amended Credit Agreement.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits.

The following exhibits are deemed to be filed or furnished, depending on the relevant items requiring such exhibit, in accordance with the provisions of Item 601 of Regulation S-K and Instruction B.2 to this form:

Exhibit Number	Description of Exhibit
10.1	Amended and Restated Credit Agreement, dated as of August 16, 2007, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and Citicorp North America, Inc., as syndication agent, with J.P. Morgan Securities, Inc. and Citigroup Global Markets Inc. as joint bookrunners and joint lead arrangers
10.2	Amended and Restated Subsidiary Guaranty, dated as of August 16, 2007, made by FelCor/CSS Holdings, L.P., FelCor Hotel Asset Company, L.L.C., FelCor Pennsylvania Company, L.L.C., FelCor Lodging Holding Company, L.L.C., FelCor Canada Co., FelCor Omaha Hotel Company, L.L.C., FelCor TRS Holdings, L.L.C., Myrtle Beach Hotels, L.L.C., FelCor TRS Borrower I, L.P., FelCor TRS Borrower 4, L.L.C., and FelCor/St. Paul Holdings, L.P. in favor of JPMorgan Chase Bank, N.A., as administrative agent
10.3	Reaffirmation of Pledge Agreement dated August 16, 2007 by FelCor Holdings Trust in favor of JPMorgan Chase Bank, N.A., as collateral agent
10.4	Reaffirmation of Collateral Agency Agreement dated August 16, 2007 by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, JPMorgan Chase Bank, N.A., as collateral agent and/or administrative agent, FelCor Holdings Trust and U.S. Bank National Association, as trustee under the indentures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: August 21, 2007   By: /s/ Lester C. Johnson
                                    Name: Lester C. Johnson
                                    Title: Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
10.1	Amended and Restated Credit Agreement, dated as of August 16, 2007, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and Citicorp North America, Inc., as syndication agent, with J.P. Morgan Securities, Inc. and Citigroup Global Markets Inc. as joint bookrunners and joint lead arrangers
10.2	Amended and Restated Subsidiary Guaranty, dated as of August 16, 2007, made by FelCor/CSS Holdings, L.P., FelCor Hotel Asset Company, L.L.C., FelCor Pennsylvania Company, L.L.C., FelCor Lodging Holding Company, L.L.C., FelCor Canada Co., FelCor Omaha Hotel Company, L.L.C., FelCor TRS Holdings, L.L.C., Myrtle Beach Hotels, L.L.C., FelCor TRS Borrower I, L.P., FelCor TRS Borrower 4, L.L.C., and FelCor/St. Paul Holdings, L.P. in favor of JPMorgan Chase Bank, N.A., as administrative agent
10.3	Reaffirmation of Pledge Agreement dated August 16, 2007 by FelCor Holdings Trust in favor of JPMorgan Chase Bank, N.A., as collateral agent
10.4	Reaffirmation of Collateral Agency Agreement dated August 16, 2007 by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, JPMorgan Chase Bank, N.A., as collateral agent and/or administrative agent, FelCor Holdings Trust and U.S. Bank National Association, as trustee under the indentures

EXHIBIT 10.1

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

August 16, 2007

among

FELCOR LODGING TRUST INCORPORATED
and
FELCOR LODGING LIMITED PARTNERSHIP

The Lenders Party Hereto

JPMORGAN CHASE BANK, N.A.

as Administrative Agent

CITICORP NORTH AMERICA, INC.

as Syndication Agent

and

**BANK OF AMERICA, N.A.,
DEUTSCHE BANK TRUST COMPANY AMERICAS,
and
WACHOVIA BANK, NATIONAL ASSOCIATION,**

as Documentation Agents

J.P. MORGAN SECURITIES INC.
and
CITIGROUP GLOBAL MARKETS INC.

as Joint Bookrunners and Joint Lead Arrangers

TABLE OF CONTENTS

i

SCHEDULES:

Schedule SG   -- Subsidiary Guarantors
Schedule 2.1   -- Commitments
Schedule 2.6   -- Existing Letters of Credit
Schedule 3.6   -- Disclosed Matters
Schedule 3.12 -- Existing Indebtedness
Schedule 3.13 -- Organizational Structure
Schedule 3.15 -- Properties, Unencumbered Assets and Unencumbered Development Properties

EXHIBITS:

Exhibit A -- Form of Assignment and Assumption
Exhibit B -- Form of Borrowing Request
Exhibit C -- Form of Note
Exhibit D -- Form of Interest Election Request
Exhibit E -- Form of Subsidiary Guaranty
Exhibit F -- Form of Officer's Certificate

AMENDED AND RESTATED CREDIT AGREEMENT (this "Agreement") dated as of August 16, 2007, among FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor Trust") and FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership ("FelCor Partnership," and together with FelCor Trust, individually a "Borrower" and collectively, the "Borrowers"), the LENDERS party hereto, and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

WHEREAS, the Borrowers and certain other of the parties hereto have previously entered into that certain Credit Agreement dated as of December 12, 2005, as amended by Amendment No. 1 to Credit Agreement dated as of January 12, 2006, Amendment No. 2 to Credit Agreement dated as of January 25, 2006, Amendment No. 3 to Credit Agreement dated as of March 31, 2006, and Amendment No. 4 to Credit Agreement dated as of October 26, 2006 (collectively, the "Original Agreement");

WHEREAS, the parties hereto now desire to amend and restate the Original Agreement in its entirety as set forth herein.

The parties hereto agree to amend and restate the Original Agreement in its entirety as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Adjusted LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

"Adjusted NOI" means, for any fiscal period, the NOI from a Real Property Asset minus the Capital Expenditure Reserve for such Real Property Asset.

"Administrative Agent" means JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the Lenders hereunder.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agreement" has the meaning assigned to such term in the recitals.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds

Effective Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

"Applicable Percentage" means, with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments.

"Applicable Rate" means, for any day, with respect to any ABR Loan or Eurodollar Revolving Loan, as the case may be, the applicable rate per annum set forth below under the caption "ABR Spread" or "Eurodollar Spread", as the case may be, based upon the Leverage Ratio:

Leverage Ratio:	ABR Spread	Eurodollar Spread
Category 1 >60%	0.50%	1.50%
Category 2 >55% and ≤60%	0.25%	1.25%
Category 3 >50% and ≤55%	0%	1.00%
Category 4 ≤50%	0%	0.80%

The Administrative Agent shall determine and adjust the Applicable Rate as of the date (each a "*Calculation Date*") that is five Business Days after the date on which the Borrowers provide the officer's certificate in accordance with the provisions of SECTION 5.1(c); provided that if the Borrowers fail to provide the officer's certificate required by SECTION 5.1(c) on or before the date required by SECTION 5.1(c), the Applicable Rate from such date shall be based on Category 1 until such time that an appropriate officer's certificate is provided whereupon the Applicable Rate shall be determined by the then current Leverage Ratio. Each Applicable Rate so determined shall be effective and applied during the period beginning on one Calculation Date and ending on the date immediately preceding the next Calculation Date.

"Appraised Value" means, with respect to any Real Property Asset, the appraised value of such Real Property Asset as set forth in an appraisal of such Real Property Asset which was performed by an independent third-party MAI appraiser within the preceding 12 months in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and which is reasonably acceptable to the Administrative Agent.

"Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by SECTION 9.4), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

"Availability Period" means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Commitments.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" and "Borrowers" have the meanings assigned to such terms in the recitals.

"Borrowing" means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.

"Borrowing Request" means a request by the Borrowers for a Revolving Borrowing in accordance with SECTION 2.3 in the form of Exhibit B.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"Calculation Date" has the meaning assigned to such term in the definition of "Applicable Rate".

"Capital Expenditure Reserve" means, on a per annum basis for any Real Property Asset , 4% of the gross revenue of such Real Property Asset .

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Capitalization Rate" means (a) 8.5% with respect to Real Property Assets categorized as "upscale" by Smith Travel Research (including Holiday Inn-branded assets) and (b) 8.0% with respect to Real Property Assets categorized as "upper upscale" by Smith Travel Research (including Embassy Suites-branded assets). Any Real Property Asset with a branding that is not categorized by Smith Travel Research shall be deemed to be categorized as "upscale". If at any time Smith Travel Research shall cease to provide categorizations for hotel properties, the Borrowers and the Administrative Agent shall establish a replacement method of categorizing Real Property Assets, and such replacement method shall be subject to the approval of the Required Lenders.

"Cash Equivalents" means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody's;

(c) investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any state thereof which has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AA by S&P and Aa by Moody's and (iii) have portfolio assets of at least $2,000,000,000; and

(f) investments in auction market securities that are rated AAA by S&P or Aaa by Moody's.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof), of Equity Interests representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of FelCor Trust; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the FelCor Trust by Persons who were neither (i) nominated by the board of directors of the FelCor Trust nor (ii) appointed by directors so nominated; or (c) the acquisition of direct or indirect Control of FelCor Trust by any Person or group.

"Change in Law" means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or the Issuing Bank (or, for purposes of SECTION 2.15(b), by any lending office of such Lender or by such Lender's or the Issuing Bank's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

"Class", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Swingline Loans.

"Closing Date" means August 16, 2007.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral Documents" has the meaning assigned to such term in SECTION 6.2(f).

"Commitment" means, with respect to each Lender, the commitment of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Credit Exposure hereunder, as such commitment may be (a) increased or reduced from time to time pursuant to SECTION 2.9 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to SECTION 9.4. The amount of each Lender's Commitment as of the Closing Date is set forth on Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable. The aggregate amount of the Lenders' Commitments as of the Closing Date is $250,000,000.

"Condominium Development" means the development of residential condominium units for the purpose of resale.

"Consolidated Net Income" shall mean, for any period, the net income (or loss) of the Borrowers and their Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Credit Event" has the meaning assigned to such term in SECTION 4.2

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Development Property" means, a Real Property Asset so designated by the Borrowers which is either under construction or for which construction has been performed and completed, until 24 months subsequent to completion of construction (as evidenced by the issuance of a certificate of occupancy for such Real Property Asset); provided that the Borrowers may make a one-time election prior to the end of such 24-month period to no longer treat such Real Property Asset as a Development Property.

"Disclosed Matters" means the actions, suits and proceedings and the environmental matters disclosed in Schedule 3.6.

"dollars" or "$" refers to lawful money of the United States of America.

"Effective Date" means the date on which the conditions specified in SECTION 4.1 are satisfied (or waived in accordance with SECTION 9.2).

"Eligible Assignee" means any of (a) a commercial bank organized under the laws of the United States, or any State thereof or the District of Columbia, and having total assets in excess of $1,000,000,000; (b) a savings and loan association or savings bank organized under the laws of the United States, or any State thereof or the District of Columbia, and having total assets in excess of $1,000,000,000, calculated in accordance with GAAP; (c) a commercial bank organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development (the "*OECD*"), or a political subdivision of any such country, and having total assets in excess of $1,000,000,000, *provided* that such bank is acting at all times with respect to this Agreement through a branch or agency located in the United States of America, (d) the central bank of any country which is a member of OECD, (e) a financial institution reasonably acceptable to the Administrative Agent which is regularly engaged in making, purchasing or investing in loans and having total assets in excess of $300,000,000 and (f) a Lender, an Affiliate of a Lender, or an Approved Fund.

"Eligible Ground Lease" has the meaning assigned to such term in the definition of Unencumbered Assets.

"Environmental Laws" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrowers or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrowers, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by a Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by a Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by a Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by a Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"Event of Default" has the meaning assigned to such term in Article VII.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrowers hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which a Borrower is located and (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrowers under SECTION 2.19(b)), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender's failure to comply with SECTION 2.17(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrowers with respect to such withholding tax pursuant to SECTION 2.17(a).

"Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"FelCor Partnership" has the meaning assigned to such term in the recitals.

"FelCor Trust" has the meaning assigned to such term in the recitals.

"Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of a Borrower.

"Fixed Charges" means, with respect to any period, the sum of (a) Interest Charges for such period and (b) the aggregate of all dividends and distributions payable (whether paid or accrued) during such period on the preferred equity interests (if any) of the Borrowers and their Subsidiaries (excluding any preferred equity interests in any lessee entity issued to a manager of one or more of Borrowers' or their Subsidiaries' hotels or an Affiliate thereof in the nature of an incentive management fee so long as the dividends and distributions payable on such preferred equity interests have been subtracted in determining Total EBITDA).

"Floating Rate Notes" means the Senior Floating Rate Notes due 2011, having a maturity date in December, 2011 and issued by FelCor Partnership.

"Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than that in which a Borrower is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America.

"Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances, (k) all obligations of such Person under so-called forward equity purchase contracts to the extent such obligations are not payable solely in equity interests, (l) all uncollateralized obligations of such Person in respect of any Swap Agreements, and (m) all obligations of such Person in respect of any so-called "synthetic lease" (i.e., a lease of property which is treated as an operating lease under GAAP and as a loan for U.S. income tax purposes). The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Interest Charges" means, with respect to any period, the sum (without duplication) of the following (in each case, eliminating all offsetting debits and credits between a Borrower and its Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Borrowers and their Subsidiaries in accordance with GAAP): (a) all interest in respect of Indebtedness of the Borrowers and their Subsidiaries (including imputed interest on Capital Lease Obligations) deducted in determining Consolidated Net Income for such period, and (b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period.

"Interest Election Request" means a request by the Borrowers to convert or continue a Revolving Borrowing in accordance with SECTION 2.8 and in the form of Exhibit D.

"Interest Payment Date" means (a) with respect to any ABR Loan (other than a Swingline Loan), the last day of each March, June, September and December, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months' duration, each day prior to the last day of such Interest Period that occurs at intervals of three months' duration after the first day of such Interest Period and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

"Interest Period" means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is seven (7) or fourteen (14) days (in each case, to the extent available from all Lenders), or one, two, three or six months thereafter, as the Borrowers may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless, in the case of a Eurodollar Borrowing only, such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

"Investments" means all investments, in cash or by delivery of property made, directly or indirectly (i) in any Person, whether by acquisition of shares of capital stock, Indebtedness or other obligations or securities or by loan, advance, guaranty, capital contribution or otherwise, or (ii) in any assets or property.

"Issuing Bank" means JPMorgan Chase Bank, N.A., in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in SECTION 2.6(i). The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term "Issuing Bank" shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

"Joint Venture" means a partnership, limited liability company, corporation, joint venture or trust (other than a Subsidiary) in which a Borrower or its Subsidiaries own less than 100% of the Equity Interests.

"LC Disbursement" means a payment made by the Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrowers at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"Lenders" means the Persons listed on Schedule 2.1 and any other Person that shall have become a party hereto pursuant to SECTION 2.9(d) or an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term "Lenders" includes the Swingline Lender.

"Letter of Credit" means any letter of credit issued or deemed to be issued pursuant to this Agreement.

"Leverage Ratio" has the meaning assigned to such term in SECTION 6.1(a).

"LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, the rate appearing on Reuters Page LIBOR01 (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the "LIBO Rate" with respect to such Eurodollar Borrowing for such Interest Period shall be the rate (rounded upwards, if necessary, to the next 1/100 of 1%) at which dollar deposits of $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"Loan Documents" means this Agreement, the Subsidiary Guaranties, any Notes issued hereunder, any Borrowing Request, any Interest Election Request and all other related agreements and documents, executed, issued or delivered hereunder or thereunder or pursuant hereto or thereto, including without limitation the Collateral Documents.

"Loans" means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

"Margin Stock" means "margin stock" or "margin security" as such terms are defined in Regulations U and X.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or condition, financial or otherwise, of the Borrowers and the Subsidiaries taken as a whole, (b) the ability of the Borrowers or the Subsidiary Guarantors to perform any of their obligations under this Agreement or any other Loan Document or (c) the rights of or benefits available to the Lenders under this Agreement or any other Loan Document.

"Material Indebtedness" means Recourse Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Borrowers and their Subsidiaries in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of a Borrower or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Borrower or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

"Maturity Date" means August 15, 2011, or if such date is extended pursuant to SECTION 2.10, August 15, 2012.

"Moody's" means Moody's Investors Service, Inc.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Operating Income (or "NOI")" means, for any fiscal period, and with respect to any Real Property Asset, the total rental and other operating income from the operation of such Real Property Asset after deducting all expenses and other proper charges incurred in connection with the operation of such Real Property Asset during such fiscal period, including, without limitation, property operating expenses, real estate taxes and bad debt expenses, but before payment or provision for Fixed Charges, income taxes, and depreciation, amortization, and other non-cash expenses, including without imitation, amortization of intangibles for such period, all extraordinary nonrecurring items of income or expense, including non-cash impairment charges, non-cash write-offs of deferred financing costs, and costs, premiums and penalties arising by contract in connection with the prepayment of Indebtedness, all as determined in accordance with GAAP.

"Non-Recourse Indebtedness" means any Indebtedness: (a) under the terms of which the payee's remedies upon the occurrence of an event of default are limited to specific, identified assets of the payor which secure such Indebtedness and (b) for the repayment of which neither a Borrower nor any Subsidiary (other than a special purpose Subsidiary which owns such assets) has any personal liability beyond the loss of such specified assets, except for liability for fraud, material misrepresentation or misuse or misapplication of insurance proceeds, condemnation awards, existence of hazardous wastes or other customary exceptions to non-recourse provisions for the financing of real estate.

"Note" or "Notes" means any promissory notes of the Borrowers in favor of a Lender evidencing the Revolving Loans, and any promissory notes issued to the Swingline Lender evidencing Swingline Loans, as such promissory note may be amended, modified, supplemented, extended, renewed or replaced from time to time and in the form of Exhibit C, individually or collectively, as appropriate.

"Obligations" means, without duplication, all of the obligations, liabilities and indebtedness of the Borrowers to the Lenders and the Administrative Agent, whenever arising, under this Agreement, any Notes issued hereunder, or any of the other Loan Documents to which a Borrower is a party, including without limitation the outstanding principal amount of the Loans, interest and fees.

"Original Agreement" has the meaning assigned to such term in the recitals.

"Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement.

"Participant" has the meaning set forth in SECTION 9.4.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

"Real Property Asset" means those fixed and tangible properties consisting of all land, buildings and/or other improvements owned or ground-leased by the Borrowers and their Subsidiaries and Joint Ventures at the relevant time of reference thereto.

"Recourse Indebtedness" means any Indebtedness other than Non-Recourse Indebtedness.

"Register" has the meaning set forth in SECTION 9.4.

"Regulations T, U, and X" means Regulations T, U and X, respectively, of the Board (or any successor body) as from time to time in effect and any successor to all or a portion thereof.

"REIT" means a domestic trust or corporation that qualifies as a real estate investment trust under the provisions of Sections 856, *et seq.*, of the Code.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Required Lenders" means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing at least 50.1% of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that, in the event any of the Lenders shall have failed to fund its share of any Borrowing requested by the Borrowers which such Lender is obligated to fund under the terms of this Agreement and any such failure has not been cured as provided in SECTION 2.7(b), then for so long as such failure continues, "Required Lenders" means Lenders (excluding all Lenders whose failure to fund their respective shares of such Borrowing have not been so cured) having Revolving Credit

Exposures and unused Commitments representing at least 50.1% of the sum of the total Revolving Credit Exposures and unused Commitments of such Lenders at such time.

"Restricted Investments" means all Investments except the following:

(a)   Investments in property to be used in the ordinary course of business of the Borrowers and their Subsidiaries;

(b)   Investments in current assets arising in the ordinary course of business of the Borrowers and their Subsidiaries;

(c)   Investments directly in real property in the ordinary course of business of the Borrowers and their Subsidiaries;

(d)   Investments in entities owning real properties provided that income from such Investments shall be either (i) qualified dividends under the "75% gross income test" under Section 856(c)(3) of the Code or (ii) "rents from real property" under applicable provisions of the Code;

(e)   Investments in one or more Subsidiaries or any Person that concurrently with such Investment becomes a Subsidiary, provided that each such Subsidiary is a either a "qualified REIT subsidiary" within the meaning of section 856(i) of the Code or any successor provision, a partnership or a disregarded entity under Treasury Regulation 301.7701-3, or a "taxable REIT subsidiary" within the meaning of section 856(i) of the Code or any successor provision;

(f)   Investments in cash and Cash Equivalents;

(g)   Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit extended in the ordinary course of business; provided that the aggregate amount of such receivables that do not relate directly to hotel operations shall not exceed $5,000,000 at any time; and

(h)   Investments received in the ordinary course of business in satisfaction or partial satisfaction of delinquent amounts owed by financially troubled account debtors.

For purposes of this definition, an Investment shall be valued at the greater of (i) cost and (ii) the value at which Investment is to be shown on the books of the Borrower and its Subsidiaries in accordance with GAAP.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in a Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in a Borrower or Subsidiary or any option, warrant or other right to acquire any such Equity Interests in a Borrower or Subsidiary.

"Revolving Credit Exposure" means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender's Revolving Loans and its LC Exposure and Swingline Exposure at such time.

"Revolving Loan" means a Loan made pursuant to SECTION 2.3.

"S&P" means Standard & Poor's Ratings Group, a division of McGraw-Hill Companies, Inc.

"Secured Indebtedness" means Indebtedness of a Borrower or any Subsidiary secured by a Lien, other than the Liens described in SECTION 6.2(f).

"Senior Notes" means the senior notes of the Borrowers with a maturity date of June, 2011 and the Floating Rate Notes, in each case issued pursuant to the applicable Senior Notes Indenture.

"Senior Notes Indentures" means the following Indentures entered into by the Borrowers and certain of the Subsidiary Guarantors: (a) Indenture dated as of June 4, 2001 with respect to the 8-1/2% Senior Notes due 2011, and (b) Indenture dated as of October 31, 2006 with respect to the Floating Rate Notes, in each case as amended and supplemented to the date hereof.

"Solvent" means, with respect to any Person as of a particular date, that on such date (a) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature in their ordinary course, (c) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person's assets would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged or is to engage, (d) the fair value of the assets of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, and (e) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject, with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

"Subsidiary" means any subsidiary of the Borrowers.

"Subsidiary Guarantor" means the Subsidiaries listed on Schedule SG and any other Person which becomes a party to the Subsidiary Guaranty in accordance with SECTION 5.13.

"Subsidiary Guaranty" means the guaranty delivered for the benefit of the Administrative Agent and the Lenders in substantially the form attached hereto as Exhibit E.

"Swap Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrowers or the Subsidiaries shall be a Swap Agreement.

"Swingline Exposure" means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

"Swingline Lender" means JPMorgan Chase Bank, N.A., in its capacity as lender of Swingline Loans hereunder.

"Swingline Loan" means a Loan made pursuant to SECTION 2.5.

"Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

"Total Asset Value" means, the sum of (i) Adjusted NOI from Real Property Assets (excluding Real Property Assets contemplated by (ii) and (iii) below) for the for the most recent four consecutive fiscal quarters, divided by the applicable Capitalization Rate (provided that a Real Property Asset that is subject to a ground lease with a remaining term of fewer than thirty (30) years (other than up to five of the existing Unencumbered Assets which have a remaining ground lease term of at least twenty (20) years) shall instead be valued by discounting the Adjusted NOI from such Real Property Asset for the most recent four consecutive fiscal quarters over the remaining term of such ground lease at a discount rate of 11%), plus (ii) for each Real Property Asset owned fewer than 12 months (except a Development Property), the cost basis of such Real Property Asset (or the pro-rata share thereof attributable to the Borrowers and their Subsidiaries, in the case of such Real Property Asset owned by a Joint Venture), plus (iii) the greater of undepreciated cost or Appraised Value, if applicable, (or the pro-rata share thereof attributable to the Borrowers and their Subsidiaries, in the case of such Real Property Asset owned by a Joint Venture) of all Development Properties (as reported as development in progress) in accordance with GAAP; provided that:

(1)   Not more than 30% of Total Asset Value, in the aggregate, shall be attributable to Restricted Investments held by the Borrowers and their Subsidiaries; and

(2)   Not more than 10% of Total Asset Value, in the aggregate, shall be attributable to Investments in Condominium Developments held by the Borrowers and their Subsidiaries.

"Total EBITDA" shall mean, for any period, Consolidated Net Income for such period plus, to the extent deducted in determining Consolidated Net Income during such period (without duplication), (i) income tax expense for such period, (ii) Interest Charges for such period, (iii) depreciation of real estate owned and amortization expense for such period, (iv) gain or loss from the sale of hotels, and (v) amortization of intangibles for such period, after eliminating therefrom all extraordinary or nonrecurring items of income or expense, including non-cash impairment charges, non-cash write-offs of deferred financing costs, and costs, premiums and penalties arising by contract in connection with the prepayment of Indebtedness .

"Total Net Debt" means, as of any date of determination, the total amount of all Indebtedness of the Borrowers and their Subsidiaries minus unrestricted cash and Cash Equivalents in excess of $25,000,000 on the balance sheet of the Borrowers, all as determined on a consolidated basis in accordance with GAAP.

"Transactions" means the execution, delivery and performance by the Borrowers and the Subsidiary Guarantors of this Agreement and the other Loan Documents, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

"Unencumbered Asset Value" means, an amount equal to the sum of without duplication (i) Adjusted NOI from all Unencumbered Assets (excluding Real Property Assets contemplated in (ii) and (iii) below) for the most recent four consecutive fiscal quarters, divided by the applicable Capitalization Rate (provided that an Unencumbered Asset that is subject to an Eligible Ground Lease with a remaining term of fewer than thirty (30) years (other than up to five of the existing Unencumbered Assets which have a remaining ground lease term of at least twenty (20) years) shall instead be valued by discounting the Adjusted NOI from such Unencumbered Asset for the most recent four consecutive fiscal quarters over the remaining term of such Eligible Ground Lease at a discount rate of 11%), plus (ii) 100% of purchase price (or the pro-rata share thereof attributable to the Borrowers and their Subsidiaries, in the case of such Unencumbered Asset owned by a Joint Venture) for any Unencumbered Asset acquired within the immediately preceding 12 months, plus (iii) the greater of undepreciated cost or Appraised Value, if applicable, (or the pro-rata share thereof attributable to the Borrowers and their Subsidiaries, in the case of such Unencumbered Development Property owned by a Joint Venture) of all Unencumbered Development Properties in accordance with GAAP, plus (iv) unrestricted cash and cash equivalents of the Borrowers and their Subsidiaries in excess of $25,000,000; provided that:

(1)   Not more than 15% of the Unencumbered Asset Value may be attributable to any single Real Property Asset;

(2)   Not more than 5% of Unencumbered Asset Value may be attributable to Real Property Assets located in Mexico; and

(3)   Not more than 15% of Unencumbered Asset Value may be attributable, in the aggregate to (a) Unencumbered Development Properties and (b) Unencumbered Assets that are not wholly-owned by a Borrower or a Guarantor, unless, in case of clause (b) the Subsidiary or Joint Venture that owns such Unencumbered Assets is a Guarantor.

"Unencumbered Assets" means all income-producing Real Property Assets in the United States, Canada, Mexico and the Caribbean which are (1) improved with a building for which a certificate of occupancy has been issued (where available) or which is otherwise being lawfully occupied for its intended uses, (2) either (A) 100% owned in fee (or leasehold under a ground lease that has a remaining term of at least ten (10) years and that has customary provisions to permit non-recourse leasehold mortgage financing under customary prudent lending requirements (an "Eligible Ground Lease")) by a Borrower or a wholly-owned Subsidiary, or (B) at least 51% owned in fee (or leasehold under an Eligible Ground Lease), directly or indirectly (including through a Joint Venture), by the Borrowers and their Subsidiaries, so long as a Borrower substantially controls the sale and financing of such Real Property Asset, (3) free of (and if owned by a Subsidiary or a Joint Venture, the Equity Interests of such Subsidiary or Joint Venture are free of) all Liens and negative pledges (other than those permitted by clauses (a) through (f) of SECTION 6.2), and (4) not subject to any Environmental Liability or other event or occurrence which would have a Material Adverse Effect; provided, however, that the Real Property Asset leased under a ground lease by the Borrowers located in San Francisco (Fisherman's Wharf), California, shall be deemed to be an "Unencumbered Asset" notwithstanding that such ground lease is not an Eligible Ground Lease.

"Unencumbered Development Property" means all Real Property Assets in the United States, Canada, Mexico and the Caribbean which are (1) a Development Property, (2) either (A) 100% owned in fee (or leasehold under an Eligible Ground Lease by a Borrower or a wholly-owned Subsidiary, or (B) at least 51% owned in fee (or leasehold under an Eligible Ground Lease), directly or indirectly (including through a Joint Venture), by the Borrowers and their Subsidiaries, so long as a Borrower substantially controls the sale and financing of such Real Property Asset, (3) free of (and if owned by a Subsidiary or a joint venture, the equity interests of such Subsidiary or joint venture are free of) all Liens and negative pledges (other than certain permitted liens), and (4) not subject to any environmental liability or other event or occurrence which would have a material adverse effect.

"Unencumbered Leverage Ratio" has the meaning assigned to such term in SECTION 6.1(c).

"Unsecured Indebtedness" means at any time the aggregate unpaid principal amount of all Indebtedness of the Borrowers and their Subsidiaries, other than (i) Indebtedness of a Subsidiary owing to a Borrower or to a wholly-owned Subsidiary and (ii) Secured Indebtedness.

"Unused Fee" has the meaning assigned to such term in SECTION 2.12(a).

"Unused Fee Rate" means for any calendar quarter, (a) 0.175% per annum if the average daily unused amount of the total Commitments for such quarter is greater than 50% of the total Commitments and (b) 0.125% per annum if the average daily unused amount of the total Commitments for such quarter is equal to or less than 50% of the total Commitments.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.2. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a "Revolving Loan") or by Type (e.g., a "Eurodollar Loan") or by Class and Type (e.g., a "Eurodollar Revolving Loan"). Borrowings also may be classified and referred to by Class (e.g., a "Revolving Borrowing") or by Type (e.g., a "Eurodollar Borrowing") or by Class and Type (e.g., a "Eurodollar Revolving Borrowing").

SECTION 1.3. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.4. <u>Accounting Terms; GAAP</u>. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; <u>provided</u> that, if the Borrowers notify the Administrative Agent that the Borrowers request an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrowers that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

SECTION 1.5. <u>Joint Venture Investments</u>. For purposes of calculating the financial covenants in SECTION 6.1 (including the definitions used therein), (a) Total EBITDA and NOI shall be calculated, to the extent applicable, to include the pro-rata share (as determined by their respective percentage interests in the profits and losses of such Joint Venture) of results attributable to the Borrowers and their Subsidiaries from Joint Ventures and (b) Total Net Debt and Unsecured Indebtedness shall be calculated as follows: (i) if the Indebtedness of a Joint Venture is recourse to a Borrower or one of its Subsidiaries (other than Indebtedness which is recourse only to a special purpose Subsidiary which owns the assets securing such Indebtedness), then Total Net Debt and Unsecured Indebtedness shall include the amount of such Indebtedness that is recourse to such Person, without duplication, and (ii) if the Indebtedness of such Joint Venture is not recourse to a Borrower or one of its Subsidiaries, then Total Net Debt and Unsecured Indebtedness shall include such Person's pro-rata share of such Indebtedness as determined by its percentage interest in the profits and losses of such Joint Venture. For purposes of this SECTION 1.5, Indebtedness of a Joint Venture that is recourse to a Borrower or one of its Subsidiaries solely as a result of such Person's being a partner or member in such Joint Venture shall be treated as not recourse to such Person as long as the only assets owned by such Person are its equity interest in such Joint Venture and any contributed capital held to fund such equity interest.

ARTICLE II

THE CREDITS

SECTION 2.1. <u>Commitments</u>. Subject to the terms and conditions set forth herein, each Lender agrees to make Revolving Loans to the Borrowers in dollars from time to time and to acquire participations in Swingline Loan and Letters of Credit during the Availability Period in an aggregate principal amount that will not result in (a) such Lender's Revolving Credit Exposure exceeding such Lender's Commitment or (b) the total Revolving Credit Exposures exceeding the total Commitments. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans.

SECTION 2.2. Loans and Borrowings.

(a)   Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Lenders ratably in accordance with their respective Commitments. Each Swingline Loan shall be made in accordance with the procedures set forth in SECTION 2.5. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b)   Subject to SECTION 2.14, each Revolving Borrowing shall be comprised entirely of ABR Loans or Eurodollar Loans as the Borrowers may request in accordance herewith. Each Swingline Loan shall be an ABR Loan. Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement.

(c)   At the commencement of each Interest Period for any Eurodollar Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $2,000,000; provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by SECTION 2.6(e). Each Swingline Loan shall be in an amount that is an integral multiple of $100,000 and not less than $500,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of ten (10) Eurodollar Revolving Borrowings outstanding.

(d)   Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.3. Requests for Revolving Borrowings. To request a Revolving Borrowing, the Borrowers shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 12:00 p.m., New York City time, three Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 12:00 p.m., New York City time, one Business Day before the date of the proposed Borrowing; provided that any such notice of an ABR Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by SECTION 2.6(e) may be given not later than 10:00 a.m., New York City time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request signed by the Borrowers. Each such Borrowing Request, whether telephonic and/or written, shall specify the following information in compliance with SECTION 2.2:

(i)   the aggregate amount of the requested Borrowing;

(ii)   the date of such Borrowing, which shall be a Business Day;

(iii)   whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

(iv)   in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

(v)   the location and number of a Borrower's account to which funds are to be disbursed, which shall comply with the requirements of SECTION 2.7.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing, then the Borrowers shall be deemed to have selected an Interest Period of one month's duration. Promptly following receipt of a Borrowing Request in accordance with this SECTION 2.3, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing. Each such Borrowing Request shall be accompanied by the officer's certificate required by SECTION 6.1(e).

SECTION 2.4. [RESERVED]

SECTION 2.5. Swingline Loans.

(a)   Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to the Borrowers from time to time during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $20,000,000 or (ii) the total Revolving Credit Exposures exceeding the total Commitments; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Swingline Loans.

(b)   To request a Swingline Loan, the Borrowers shall notify the Administrative Agent of such request by telephone (confirmed by telecopy in the form of Exhibit B), not later than 12:00 noon, New York City time, on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrowers. The Swingline Lender shall make each Swingline Loan available to the Borrowers by means of a credit to the general deposit account of the Borrowers with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in SECTION 2.6(e), by remittance to the Issuing Bank) by 3:00 p.m., New York City time, on the requested date of such Swingline Loan.

(c)   The Swingline Lender may by written notice given to the Administrative Agent not later than 10:00 a.m., New York City time, on any Business Day require the Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender's Applicable Percentage of such Swingline Loan or Loans. Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in SECTION 2.7 with respect to Loans made by such Lender (and SECTION 2.7 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Lenders. The Administrative Agent shall notify the Borrowers of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Borrowers (or other party on behalf of the Borrowers) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrowers for any reason. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrowers of any default in the payment thereof.

SECTION 2.6. Letters of Credit.

(a)   General. Subject to the terms and conditions set forth herein, the Borrowers may request the issuance of Letters of Credit for its own account, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrowers to, or entered into by the Borrowers with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. On the Effective Date, the letters of credit previously issued by JPMorgan Chase Bank, N.A. and listed on Schedule 2.6 shall be deemed to be Letters of Credit issued under this Agreement.

(b)   Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrowers shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (at least five (5) Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. Each such notice shall be accompanied by the officer's certificate required by SECTIONS 4.2(f) and 6.1(e). The Administrative Agent shall promptly advise each Lender of each such notice. If requested by the Issuing Bank, the Borrowers also shall submit a letter of credit application on the Issuing Bank's standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $20,000,000 and (ii) the total Revolving Credit Exposures shall not exceed the total Commitments.

(c)   Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is ten (10) Business Days prior to the Maturity Date; provided, that any Letter of Credit with a one-year term may provide for the automatic renewal thereof for additional one-year periods, so long as such automatic renewal does not extend the expiration date of any such Letters of Credit beyond the date that is ten (10) Business Days prior to the Maturity Date.

(d)   Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender's Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrowers on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrowers for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)   Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrowers shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon, New York City time, on the date that such LC Disbursement is made, if the Borrowers shall have received notice of such LC Disbursement prior to 10:00 a.m., New York City time, on such date, or, if such notice has not been received by the Borrowers prior to such time on such date, then not later than 12:00 noon, New York City time, on (i) the Business Day that the Borrowers receive such notice, if such notice is received prior to 10:00 a.m., New York City time, on the day of receipt, or (ii) the Business Day immediately following the day that the Borrowers receive such notice, if such notice is not received prior to such time on the day of receipt; provided that the Borrowers may, subject to the conditions to borrowing set forth herein, request in accordance with SECTION 2.3 or SECTION 2.5 that such payment be financed with an ABR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrowers' obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan. If the Borrowers fail to make such payment when due, the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the payment then due from the Borrowers in respect thereof and such Lender's Applicable Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrowers, in the same manner as provided in SECTION 2.7 with respect to Loans made by such Lender (and SECTION 2.7 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrowers pursuant to this paragraph, the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse the Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers of their obligation to reimburse such LC Disbursement.

(f)   Obligations Absolute.   Each Borrower's obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, a Borrower's obligations hereunder.   Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by the Borrowers that are caused by the Issuing Bank's failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)   Disbursement Procedures.   The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Borrowers by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrowers of their obligation to reimburse the Issuing Bank and the Lenders with respect to any such LC Disbursement nor shall the Issuing Bank have any liability whatsoever to the Borrowers or the Lenders for any failure to give such notice.

(h)   Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrowers reimburse such LC Disbursement, at the rate per annum then applicable to ABR Revolving Loans; provided that, if the Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then SECTION 2.13(c) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i)   Replacement of the Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Borrowers, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to SECTION 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j)   Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrowers receive notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing at least 50.1% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to a Borrower described in clause (h) or (i) of Article VII. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers' risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing at least 50.1% of the total LC Exposure), be applied to satisfy other obligations of the Borrowers under this Agreement. If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Business Days after all Events of Default have been cured or waived or after all of the Obligations have been paid in full in cash and the Commitments and all Letters of Credit have been terminated.

SECTION 2.7. Funding of Borrowings.

(a)   Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in SECTION 2.5. The Administrative Agent will make such Loans available to the Borrowers by promptly crediting the amounts so received, in like funds, to an account of a Borrower maintained with the Administrative Agent in New York City and designated by the Borrowers in the applicable Borrowing Request; provided that ABR Revolving Loans or Swingline Loans made to finance the reimbursement of an LC Disbursement as provided in SECTION 2.6(e) shall be remitted by the Administrative Agent to the Issuing Bank.

(b)　　Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrowers to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrowers, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

SECTION 2.8. <u>Interest Elections</u>.

(a)　　Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Revolving Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrowers may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Revolving Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrowers may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b)　　To make an election pursuant to this Section, the Borrowers shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under SECTION 2.3 if the Borrowers were requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in the form of <u>Exhibit</u> <u>D</u> and signed by the Borrowers.

(c)　　Each telephonic and written Interest Election Request shall specify the following information in compliance with SECTION 2.2:

(i)　　the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)　　the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

(iv)   if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrowers shall be deemed to have selected an Interest Period of one month's duration.

(d)   Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e)   If the Borrowers fail to deliver a timely Interest Election Request with respect to a Eurodollar Revolving Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Revolving Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Revolving Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.9. <u>Termination and Reduction of Commitments</u>.

(a)   Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b)   The Borrowers may at any time terminate, or from time to time reduce, the Commitments; <u>provided</u> that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, (ii) the Borrowers shall not terminate or reduce the Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with SECTION 2.11, the total Revolving Credit Exposures would exceed the total Commitments and (iii) unless the Commitments are reduced to zero, no reduction shall be made which would reduce the Commitments to an amount less than $75,000,000.

(c)   The Borrowers shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrowers pursuant to this Section shall be irrevocable; <u>provided</u> that a notice of termination of the Commitments delivered by the Borrowers may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrowers (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

(d)   Unless a Default or an Event of Default has occurred and is continuing, the Borrowers, by written notice to the Administrative Agent, may request on up to four (4) occasions that the

Commitments be increased by an amount not less than $25,000,000 per request and not more than $250,000,000 in the aggregate (such that the total Commitments after all such increases shall never exceed $500,000,000); provided that for any such request the Borrowers and/or the Administrative Agent shall use commercially reasonable efforts to locate additional lenders (which qualify as assignees under SECTION 9.4) reasonably acceptable to the Borrowers and the Administrative Agent or existing Lenders willing to hold commitments for the requested increase. In the event that lenders commit to any such increase, (i) the Commitments of those lenders committing to such increase shall be increased, (ii) the Applicable Percentage of each of the Lenders shall be adjusted according to the increased or new Commitments (or, in the case of a new lender not previously party hereto, added to Schedule 2.1) and the Borrowers shall make such borrowings and repayments as shall be necessary to effect a reallocation of the Revolving Loans, (iii) new or replacement notes shall be issued, and (iv) other changes shall be made by way of supplement, amendment or restatement of any Loan Document as may be necessary or desirable to reflect the aggregate amount, if any, by which Lenders have agreed to increase their respective Commitments or any other lenders (which qualify as eligible assignees under SECTION 9.4) have agreed to make new commitments pursuant to this SECTION 2.9(d), in each case notwithstanding anything in SECTION 9.2(b) to the contrary, without the consent of any Lender other than those Lenders increasing their Commitments. The fees payable by the Borrowers upon any such increase in the Commitments shall be agreed upon by the Administrative Agent and the Borrowers at the time of such increase. Notwithstanding the foregoing, nothing in this SECTION 2.9(d) shall constitute or be deemed to constitute an agreement by any Lender to increase its Commitment hereunder.

Notwithstanding the foregoing, an increase in the aggregate amount of the Commitments shall be effective only if (i) no Default or Event of Default shall have occurred and be continuing on the date such increase is requested and the date such increase is to become effective; (ii) each of the representations and warranties made by the Borrowers in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date such increase is requested and the date such increase is to become effective with the same force and effect as if made on and as of such date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date); (iii) the Administrative Agent shall have received (x) such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the authorization of such increase and (y) a favorable written opinion (addressed to the Administrative Agent and the Lenders) of counsel for the Borrowers (which may be an opinion of in-house counsel), after giving effect to such increase; and (iv) the Borrowers shall be in compliance with ARTICLE VI.

The right to request an increase in the Commitments pursuant to this SECTION 2.9(d) may be exercised after the Borrowers have elected to reduce the Commitments pursuant to SECTION 2.9(b), provided that any such Commitment increase after a Commitment reduction may only occur once in an period of twelve months and a total of three times during the term of this Agreement.

SECTION 2.10. Repayment of Loans; Evidence of Debt.

(a)   The Borrowers hereby jointly and severally and unconditionally promise to pay (i) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date and (ii) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Maturity Date and the first date after such Swingline Loan is made that is the 15th or last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that on each date that a Revolving Borrowing is made, the Borrowers shall repay all Swingline Loans then outstanding.

(b)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)   The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

(d)   The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e)   Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and the form of Exhibit C. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to SECTION 9.4) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

(f)   So long as no Default or Event of Default has occurred and is continuing, the Borrowers may elect at least thirty (30) days but no more than one hundred and twenty (120) days prior to the Maturity Date, to extend the Maturity Date for one year as provided in this SECTION 2.10(f) by providing written notice of such election to the Administrative Agent (which shall promptly notify each of the Lenders). If on the initial Maturity Date (i) no Default or Event of Default exists and is continuing, (ii) the representations and warranties of the Borrowers set forth in this Agreement are true and correct in all material respects on and as of such date (or, if such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), (iii) the Borrowers pay to the Administrative Agent, for the pro rata benefit of the Lenders based on their Applicable Percentages, an extension fee equal to 0.15% of the then total Commitments, (iv) the Borrowers have given written notice to the Administrative Agent of such election to extend the Maturity Date within the time frame set forth in this SECTION 2.10(f), and (v) the Borrower's 8 1/2% Senior Notes due 2011 have been repaid or defeased in full or have been refinanced in full with Indebtedness that has a maturity date that is at least ninety (90) days after the extended Maturity Date, the Maturity Date shall be extended to August 15, 2012.

SECTION 2.11. Prepayment of Loans.

(a)   The Borrowers shall have the right at any time and from time to time at its option to prepay any Borrowing in whole or in part, subject to prior notice in accordance with paragraph (b) of this Section. The Borrowers shall be required to prepay the Loan to the extent required by SECTION 5.9.

(b)   The Borrowers shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Revolving Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Revolving Borrowing, not later than 11:00 a.m., New York City time, one

Business Day before the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon, New York City time, on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by SECTION 2.9, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with SECTION 2.9. Promptly following receipt of any such notice relating to a Revolving Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Revolving Borrowing shall be in an amount that would be permitted in the case of an advance of a Revolving Borrowing of the same Type as provided in SECTION 2.2. Each prepayment of a Revolving Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by SECTION 2.13.

SECTION 2.12. Fees.

(a)   The Borrowers jointly and severally agree to pay to the Administrative Agent for the account of each Lender an unused fee (the "Unused Fee"), which shall accrue at the Unused Fee Rate on the average daily unused amount of the Commitment of such Lender during the period from and including the Closing Date to but excluding the date on which such Commitment terminates. Accrued Unused Fees shall be payable quarterly in arrears on the fifteenth (15th) day of January, April, July and October of each year and on the date on which the Commitments terminate, commencing on the first such date to occur after the date hereof. All Unused Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)   The Borrowers jointly and severally agree to pay (i) to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurodollar Revolving Loans on the average daily amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender's Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank's standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)   The Borrowers jointly and severally agree to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent.

(d)   All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of facility fees and participation fees, to the Lenders. Fees paid shall not be refundable under any circumstances.

SECTION 2.13. Interest.

(a)   The Loans comprising each ABR Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)   The Loans comprising each Eurodollar Borrowing shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)   Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d)   Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon the Maturity Date or other termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Revolving Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e)   All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.14. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a)   the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b)   the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election

Request that requests the conversion of any Revolving Borrowing to, or continuation of any Revolving Borrowing as, a Eurodollar Borrowing shall be ineffective and (ii) if any Borrowing Request requests a Eurodollar Revolving Borrowing, such Borrowing shall be made as an ABR Borrowing; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then the other Type of Borrowings shall be permitted.

SECTION 2.15.Increased Costs. (a) If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or the Issuing Bank; or

(ii)   impose on any Lender or the Issuing Bank or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or the Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or the Issuing Bank's capital or on the capital of such Lender's or the Issuing Bank's holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or the Issuing Bank's policies and the policies of such Lender's or the Issuing Bank's holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company for any such reduction suffered.

(c)   A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)   Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or the Issuing Bank's right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 270 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender's or the Issuing Bank's intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 270-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.16. Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under SECTION 2.11(b) and is revoked in accordance therewith), or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to SECTION 2.19, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.17. Taxes.

(a) Any and all payments by or on account of any obligation of the Borrowers hereunder shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrowers shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrowers shall make such deductions and (iii) the Borrowers shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) The Borrowers shall indemnify the Administrative Agent, each Lender and the Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrowers hereunder (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

(d)   As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Borrower to a Governmental Authority, the Borrowers shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which a Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrowers (with a copy to the Administrative Agent), at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law or reasonably requested by the Borrowers as will permit such payments to be made without withholding or at a reduced rate.

(f)   If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrowers or with respect to which the Borrowers have paid additional amounts pursuant to this SECTION 2.17, it shall pay over such refund to the Borrowers (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrowers under this SECTION 2.17 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrowers, upon the request of the Administrative Agent or such Lender, agree to repay the amount paid over to the Borrowers (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This Section shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrowers or any other Person.

SECTION 2.18. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)   The Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under SECTION 2.15, SECTION 2.16, SECTION 2.17, or otherwise) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 270 Park Avenue, New York, New York or as otherwise directed in writing by the Administrative Agent, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to SECTION 2.15, SECTION 2.16, SECTION 2.17 and SECTION 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.

(b)   If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c)   If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Revolving Loans or participations in LC Disbursements or Swingline Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Revolving Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Revolving Loans and participations in LC Disbursements and Swingline Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Revolving Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrowers or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(d)   Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)   If any Lender shall fail to make any payment required to be made by it pursuant to SECTION 2.5(c), SECTION 2.6(d), SECTION 2.6(e), SECTION 2.7(b) or SECTION 2.18(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.19.Mitigation Obligations; Replacement of Lenders.

(a)   If any Lender requests compensation under SECTION 2.15, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to SECTION 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to SECTION 2.15 or SECTION 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby jointly and severally agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)　　　　If any Lender requests compensation under SECTION 2.15, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to SECTION 2.17, or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in SECTION 9.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under SECTION 2.15 or payments required to be made pursuant to SECTION 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

SECTION 2.20. Joint and Several Liability of the Borrowers.

(a)　　　　Each of the Borrowers is accepting joint and several liability hereunder in consideration of the financial accommodation to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of each of the Borrowers to accept joint and several liability for the obligations of each of them.

(b)　　　　Each of the Borrowers jointly and severally hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrower with respect to the payment and performance of all of the Obligations arising under this Agreement and the other Loan Documents, it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each of the Borrowers without preferences or distinction among them.

(c)　　　　If and to the extent that either of the Borrowers shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event, the other Borrower will make such payment with respect to, or perform, such Obligation.

(d)　　　　The obligations of each Borrower under the provisions of this SECTION 2.20 constitute full recourse obligations of such Borrower, enforceable against it to the full extent of its properties and assets.

(e)　　　　Except as otherwise expressly provided herein, to the extent permitted by law, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of occurrence of any Default or Event of Default (except to the extent notice is expressly required to be given pursuant to the terms of this Agreement), or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent or the Lenders under or in respect of any of the obligations hereunder, any requirement of diligence and, generally, all demands, notices and other formalities of every kind in connection with this Agreement. Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or the Lenders at any time or times in respect of any default by either Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent or the Lenders in respect of any of the obligations hereunder, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of such obligations or the addition, substitution or release, in whole or in part, of either Borrower. Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or any failure to act on the part of the Administrative Agent or the Lenders, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder which might, but for the provisions of this SECTION 2.20, afford grounds for terminating, discharging or relieving such Borrower, in whole or in part, from any of its obligations under this SECTION 2.20, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the obligations of such Borrower under this SECTION 2.20 shall not be discharged except by performance and then only to the extent of such performance. The obligations of each Borrower under this SECTION 2.20 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to either Borrower or a Lender. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of either Borrower or any of the Lenders.

(f)   The provisions of this SECTION 2.20 are made for the benefit of the Lenders and their successors and assigns, and may be enforced by them from time to time against either of the Borrowers as often as occasion therefor may arise and without requirement on the part of the Lenders first to marshal any of its claims or to exercise any of its rights against the other Borrower or to exhaust any remedies available to it against the other Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this SECTION 2.20 shall remain in effect until all the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations is rescinded or must otherwise be restored or returned by the Lenders upon the insolvency, bankruptcy or reorganization of either of the Borrowers, or otherwise, the provisions of this SECTION 2.20 will forthwith be reinstated and in effect as though such payment had not been made.

(g)   Notwithstanding any provision to the contrary contained herein or in any of the other Loan Documents, to the extent the obligations of either Borrower shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal law relating to fraudulent conveyances or transfers) then the obligations of such Borrower hereunder shall be limited to the maximum amount that is permissible under applicable law (whether federal or state and including, without limitation, the Bankruptcy Code).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants to the Lenders, as of Effective Date and the date of each Credit Event hereunder that:

SECTION 3.1. Organization; Powers. (a) Each of the Borrowers and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) FelCor Trust qualified as a real estate investment trust under the provisions of subchapter M of the Code for its fiscal years ended December 31, 1994 through December 31, 2006. No tax return has been examined and reported on by the Internal Revenue Service. FelCor Trust has not incurred any liability for excise taxes pursuant to Section 4981 of the Code. Each Subsidiary of FelCor Trust is either a "qualified REIT subsidiary" within the meaning of Section 856(i) of the Code, a partnership or a disregarded entity under Treasury Regulation Section 301.7701-3, or a taxable REIT subsidiary within the meaning of Section 856(i) of the Code.

SECTION 3.2. Authorization; Enforceability. The Transactions are within each Borrower's and each Subsidiary Guarantor's corporate, partnership, limited liability company or trust powers and have been duly authorized by all necessary corporate, partnership, limited liability company or trust and, if required, stockholder or other equity holder action. Each of this Agreement and the other Loan Documents has been duly executed and delivered by each Borrower and each Subsidiary Guarantor party thereto and constitutes a legal, valid and binding obligation of each Borrower and each Subsidiary Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.3. Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings or recordings that may be necessary to perfect, or maintain the perfection of the security interests created by the Collateral Documents (as defined in SECTION 6.2(f)), (b) will not violate any applicable law or regulation (including Regulations T, U or X) or the charter, by-laws or other organizational documents of the Borrowers or any of its Subsidiaries or any order, writ, judgment, injunction, decree or permit of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrowers or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Borrowers or any of their Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrowers or any of their Subsidiaries except for those Liens created by the Collateral Documents.

SECTION 3.4. Financial Condition; No Material Adverse Change.

(a) The Borrowers have heretofore furnished to the Lenders its consolidated balance sheet and statements of income, stockholders equity and cash flows (i) as of and for the fiscal year ended December 31, 2006, reported on by PricewaterhouseCoopers LLP independent public accountants, and (ii) as of and for the fiscal quarter and the portion of the fiscal year ended June 30, 2007, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrowers and their consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b) Since December 31, 2006, there has been no material adverse change in the business, assets, operations, prospects or condition, financial or otherwise, of the Borrowers and their Subsidiaries, taken as a whole.

SECTION 3.5. Properties.

(a)　　　Each of the Borrowers and their Subsidiaries has good and marketable title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes, and none of such properties is subject to any Lien prohibited by this Agreement.

(b)　　　Each of the Borrowers and their Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrowers and their Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(c)　　　Each of the Borrowers and their Subsidiaries has obtained, and holds in full force and effect, all franchises, licenses, permits, certificates, authorizations, qualifications, accreditations, easements, rights of way and other rights, consents and approvals which are necessary for the operation of its respective businesses as presently conducted, except where the failure to obtain or maintain the same would not have or would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.6. Litigation and Environmental Matters.

(a)　　　There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of a Borrower, threatened against or affecting a Borrower or any of their Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve this Agreement, the other Loan Documents or the Transactions.

(b)　　　Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither a Borrower nor any of their Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(c)　　　Since the date of this Agreement, there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

SECTION 3.7. Compliance with Laws and Agreements. Each of the Borrowers and their Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No Default or Event of Default has occurred and is continuing. Neither the Borrowers nor any of their Subsidiaries is in default in any respect under any contract, lease, loan agreement, indenture, mortgage, security agreement or other agreement or obligation to which it is a party or by which any of its properties is bound which default would have or would be reasonably expected to have a Material Adverse Effect.

SECTION 3.8. <u>Investment and Holding Company Status</u>. Neither a Borrower nor any of their Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

SECTION 3.9. <u>Taxes</u>. Each of the Borrowers and their Subsidiaries has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which such Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10. <u>ERISA</u>. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $1,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $1,000,000 the fair market value of the assets of all such underfunded Plans.

SECTION 3.11. <u>Disclosure</u>. The Borrowers have disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information (including the financial projections) furnished by or on behalf of the Borrowers to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; <u>provided</u> that, with respect to projected financial information, the Borrowers represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

SECTION 3.12. <u>Indebtedness</u>.

(a)   As of the date hereof and except as set forth on <u>Schedule 3.12</u>, the Borrowers and their Subsidiaries have no outstanding Indebtedness (other than inter-company indebtedness). As of the date hereof, all Indebtedness on <u>Schedule 3.12</u> is permitted by this Agreement. Neither a Borrower nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of such Borrower or such Subsidiary, and no event or condition exists with respect to any Indebtedness of a Borrower or any Subsidiary, that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)   Except as disclosed in Schedule 3.12, neither a Borrower nor any Subsidiary has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by SECTION 6.2.

SECTION 3.13.Ownership; Organization Structure; Subsidiaries. As of the date hereof, (a) Schedule 3.13 is a complete and accurate (i) list of the Borrowers and their Subsidiaries, showing the correct name of each Subsidiary, its jurisdiction of organization and the percentage of shares of each class of its Equity Interests outstanding owned by the Borrowers and each other Subsidiary, and (ii) list of the Borrowers' Affiliates, other than the Subsidiaries, (b) except as set forth on Schedule 3.13, the Borrowers do not have any Subsidiaries or own any interest, directly or indirectly, in any joint venture and (c) no Person (including any Affiliates of such Person) owns, beneficially or of record, directly or indirectly, Equity Interests of a Borrower representing 30% or more in the aggregate of the outstanding Equity Interests of such Borrower. The outstanding Equity Interests of the Borrowers and all of the Subsidiaries are validly issued, fully paid and non-assessable and are owned by such entity free and clear of all Liens, except for Liens permitted by clauses (a) through (f) of SECTION 6.2 with respect to Equity Interests in Subsidiaries.

SECTION 3.14.Solvency. Each Borrower is and, after consummation of the transactions contemplated by this Agreement, will be Solvent.

SECTION 3.15.Location of Assets; Unencumbered Assets. As of the Effective Date, set forth on Schedule 3.15 is (a) a list of all Real Property Assets of the Borrowers and their Subsidiaries (with the city and state where located) and the ownership interests of the Borrowers in such Real Property Assets and (b) a list of all Unencumbered Assets and Unencumbered Development Properties and the owner or ground-lessee of each such Unencumbered Asset or Unencumbered Development Property. All such Unencumbered Assets and Unencumbered Development Properties satisfy the requirements for an Unencumbered Asset or an Unencumbered Development Property, as applicable, set forth in the definition thereof. Schedule 3.15 shall be updated as of the end of each fiscal quarter as set forth in SECTION 5.1(c); provided that the owner or ground-lessee of an Unencumbered Asset or an Unencumbered Development Property, as applicable, need only be listed on such updated Schedule 3.15 if it is a new Unencumbered Asset or Unencumbered Development Property.

SECTION 3.16.No Burdensome Restrictions. Neither a Borrower nor any Subsidiary is a party to any agreement or instrument or subject to any other obligation or any charter or corporate restriction or any provision of any applicable law, rule or regulation (i) which, individually or in the aggregate, would have or would be reasonably expected to have a Material Adverse Effect or (ii) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Borrowers or any Subsidiaries that own outstanding shares of capital stock or similar equity interests in such Subsidiary.

SECTION 3.17.Insurance. The insurance policies and programs in effect as of the Effective Date and thereafter with respect to the properties, assets and business of the Borrowers and the Subsidiaries are in compliance with SECTION 5.5.

SECTION 3.18.Use of Proceeds; Margin Stock. The Borrowers will use the proceeds of the Loans (including any Letters of Credit) for acquisitions, repayment of Indebtedness, and other general working capital purposes of the Borrowers and their Subsidiaries. No part of the proceeds of any Loan or the issuance of any Letter of Credit will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

SECTION 3.19. <u>Foreign Asset Control Regulations</u>. Neither making of the Loans to the Borrowers, the issuance of any Letters of Credit, nor the Borrowers' use of the proceeds of the Loans will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, including without limitation Executive Order 13224 66 Fed. Reg. 49079 (September 25, 2001) (Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit or Support Terrorism), or the Act.

ARTICLE IV

CONDITIONS

SECTION 4.1. <u>Effective Date</u>. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with SECTION 9.2):

(a)   The Administrative Agent (or its counsel) shall have received from each party to this Agreement and each other Loan Document either (i) a counterpart of this Agreement or such Loan Document signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement or such Loan Document) that such party has signed a counterpart of this Agreement or such Loan Document.

(b)   The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of Akin, Gump, Strauss, Hauer & Feld, L.L.P. and of Miles & Stockbridge, P.C., United States counsel for the Borrowers and the Subsidiary Guarantors, and of Canadian counsel for the Canadian Subsidiary Guarantor, covering such matters relating to the Borrowers, the Subsidiary Guarantors, this Agreement, the other Loan Documents or the Transactions as the Required Lenders shall reasonably request. The Borrowers hereby request such counsel to deliver such opinion.

(c)   The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Borrowers and the Subsidiary Guarantors, the authorization of the Transactions and any other legal matters relating to the Borrowers, the Subsidiary Guarantors, this Agreement, the other Loan Documents or the Transactions, all in form and substance satisfactory to the Administrative Agent and its counsel.

(d)   The Administrative Agent shall have received a certificate, dated the Effective Date and signed by the President, a Vice President or a Financial Officer of a Borrower, confirming compliance with the conditions set forth in paragraphs (a) and (b) of SECTION 4.2.

(e)   The Administrative Agent shall have received all fees and other amounts due and payable to the Administrative Agent and the Lenders on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrowers hereunder.

(f)   The Administrative Agent shall have received an officer's certificate duly executed by the President, Vice President or a Financial Officer of a Borrower certifying as to pro forma compliance with the financial covenants in SECTION 6.1 as of the Effective Date (taking into account any Borrowings to be made on such date).

(g)   The Administrative Agent shall have received satisfactory financial statements of the type described in SECTION 5.1(a) for the 2005 and 2006 fiscal years of the Borrowers and satisfactory financial statements of the type described in SECTION 5.1(b) for the quarter ended June 30, 2007.

The Administrative Agent shall notify the Borrowers and the Lenders of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to SECTION 9.2) at or prior to 3:00 p.m., New York City time, on September 15, 2007 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.2. Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit (each, a "Credit Event"), is subject to the satisfaction of the following conditions:

(a)   After giving effect to such Credit Event, the representations and warranties of the Borrowers set forth in this Agreement shall be true and correct on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable (or if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date).

(b)   At the time of and immediately after giving effect to such Credit Event, no Default shall have occurred and be continuing or would occur as a result of such Credit Event.

(c)   No change in the business, assets, management, operations, financial condition or prospects of the Borrowers and their Subsidiaries or any of their respective properties shall have occurred since December 31, 2006 which change will have or could have a Material Adverse Effect.

(d)   The Administrative Agent shall have received a Borrowing Request or a request for issuance, amendment, renewal or extension of a Letter of Credit, as applicable.

(e)   No law, regulation or order of any Governmental Authority shall prohibit enjoin or restrain any Lender from such Credit Event, as reasonably determined by such Lender.

(f)   The Administrative Agent shall have received an officer's certificate duly executed by the President, Vice President or a Financial Officer of a Borrower certifying as to pro forma compliance with the financial covenants required by SECTION 6.1(e) as of the Effective Date (taking into account the requested Credit Event).

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrowers on the date thereof as to the matters specified in paragraphs (a), (b) and (c) of this Section.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated and all LC Disbursements shall have been reimbursed, each Borrower covenants and agrees with the Lenders that:

SECTION 5.1. <u>Financial Statements; Ratings Change and Other Information</u>. The Borrowers will furnish to the Administrative Agent and each Lender:

(a)   within 90 days after the end of each fiscal year of the Borrowers, their audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers LLP or other independent public accountants of recognized national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrowers and their consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrowers, their consolidated balance sheet and related statements of operations, stockholders' equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrowers and their consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)   concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of a Borrower in the form of <u>Exhibit F</u> hereto (i) certifying that such Financial Officer has reviewed the terms of the Loan Documents, and has made, or caused to be made, under his or her supervision, a review in reasonable detail of the consolidated financial condition of the Borrowers and the Subsidiaries during the period covered by such reports, (ii) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (iii) setting forth reasonably detailed calculations demonstrating compliance with SECTION 6.1, (iv) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in SECTION 3.4 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate and (v) containing updates of <u>Schedule 3.15</u>;

(d)   to the extent not publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrowers or any Subsidiary with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed by a Borrower to its shareholders generally, as the case may be;

(e)   promptly following any request therefor, all such financial information regarding the Borrowers and the Subsidiaries and specifically regarding the properties and assets of the Borrowers and the Subsidiaries, as the Administrative Agent or Lenders shall reasonably request, including, but not limited to, partnership, limited liability company and joint venture agreements, property cash flow projections, property budgets, actual and budgeted capital expenditures, operating statements (current year and immediately preceding year, if applicable), operating performance statistics and mortgage information; and

(f)   promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of a Borrower or any Subsidiary, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request.

SECTION 5.2. Notices of Material Events.   The Borrowers will furnish to the Administrative Agent and each Lender prompt written notice of the following:

(a)   the occurrence of any Default;

(b)   the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting a Borrower or any Affiliate thereof that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)   the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrowers and their Subsidiaries in an aggregate amount exceeding $5,000,000; and

(d)   any other development (including the occurrence of an Environmental Liability) that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of a Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.3. Existence; Conduct of Business.   Each Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under SECTION 6.2(a) or any such action with respect to any Subsidiary (other than a Subsidiary Guarantor) that could not reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, FelCor Trust will do all things necessary to maintain its status as a REIT and its listing on the New York Stock Exchange.

SECTION 5.4. Payment of Obligations.   Each Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) such Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.5. Maintenance of Properties; Insurance.   Each Borrower will, and will cause each of its Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition in the ordinary course of its business, ordinary wear and tear excepted, and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

SECTION 5.6. Books and Records; Inspection Rights.   Each Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Each Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 5.7. <u>Compliance with Laws</u>. Each Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, including Environmental Laws, and with all contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.8. <u>Use of Proceeds and Letters of Credit</u>. The proceeds of the Loans and the Letters of Credit will be used only for the financing of the working capital needs (including acquisitions) of the Borrowers and their Subsidiaries and for general corporate purposes (including payment, prepayment and refinancing of Indebtedness to the extent otherwise permitted by this Agreement). No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

SECTION 5.9. <u>Notices of Asset Sales or Dispositions</u>. The Borrowers shall deliver to the Administrative Agent and the Lenders written notice not later than five (5) Business Days after a sale, transfer, granting of a Lien to secure Indebtedness on, or other disposition of an Unencumbered Asset, Unencumbered Development Property, or pool of Unencumbered Assets and/or Unencumbered Development Properties, in a single transaction or series of related transactions, for consideration in excess of $30,000,000. In addition, simultaneously with delivery of any such notice, the Borrowers shall deliver to the Administrative Agent a certificate of a Financial Officer certifying that the Borrowers are in compliance with this Agreement and the other Loan Documents both on a historical basis and on a pro forma basis, exclusive of the property sold, transferred or encumbered with a Lien (or will be after making the required prepayments described in the next paragraph).

To the extent such proposed transaction would result in a failure to comply with the covenants set forth herein, the Borrowers shall apply the proceeds of such transaction (together with such additional amounts as may be required), to prepay the Obligations in an amount, as determined by the Administrative Agent, equal to that which would be required to reduce the Obligations so that Borrowers will be in compliance with the covenants set forth herein upon the consummation of the contemplated transaction.

SECTION 5.10. <u>Further Assurances</u>. Each Borrower will cooperate with, and will cause each Subsidiary to cooperate with, the Administrative Agent and the Lenders and execute such further instruments and documents as the Lenders or the Administrative Agent shall reasonably request to carry out to their reasonable satisfaction the Transactions contemplated by this Agreement and the other Loan Documents.

SECTION 5.11. <u>Distributions in the Ordinary Course</u>. In the ordinary course of business each Borrower causes all of the Subsidiaries to make transfers of net cash and cash equivalents upstream to the Borrowers (other than amounts held by Subsidiaries as tenant deposits and for reserves, capital expenditures, leasing commissions, tenant improvements and other working capital purposes), and each Borrower shall continue to follow such ordinary course of business. The Borrowers shall not make net transfers of cash and cash equivalents downstream to the Subsidiaries except in the ordinary course of business consistent with past practice.

SECTION 5.12. ERISA Compliance. Each Borrower shall, and shall cause each of its Subsidiaries and ERISA Affiliates to, establish, maintain and operate all Plans to comply in all material respects with the provisions of ERISA, the Code, all other applicable laws, and the regulations and interpretations thereunder and the respective requirements of the governing documents for such Plans.

SECTION 5.13. Additional Subsidiary Guarantors; Release of Subsidiary Guarantors.

(a)   If, after the Closing Date, a Subsidiary of the Borrowers that is not a Subsidiary Guarantor (i) acquires any Real Property Asset that then or thereafter qualifies under the definition of Unencumbered Asset or Unencumbered Development Property and such Real Property Asset is directly or indirectly wholly-owned or ground leased by a Borrower or (ii) provides a Guarantee of the Senior Notes or any other Indebtedness of the Borrowers, the Borrowers shall cause such Person to execute and deliver a Subsidiary Guaranty to the Administrative Agent and the Lenders by executing the Joinder Agreement (Subsidiary Guaranty) in substantially the form attached to *Exhibit E* hereto; provided that a wholly-owned Subsidiary that owns or ground-leases an Unencumbered Asset or an Unencumbered Development Property shall not be required to execute and deliver a Subsidiary Guaranty so long as the aggregate value of all Unencumbered Assets and Unencumbered Development Properties owned or ground leased by wholly-owned Subsidiaries that are not Subsidiary Guarantors (determined in a manner consistent with the definition of Unencumbered Asset Value) does not exceed 2% of Unencumbered Asset Value. Such Subsidiary Guaranty shall evidence consideration and equivalent value.

(b)   The Borrowers each acknowledge that, subject to the indefeasible payment and performance in full of the Obligations, the rights of contribution among each of them and the Subsidiary Guarantors are in accordance with applicable laws and in accordance with each such Person's benefits under the Loans and this Agreement. The Borrowers further acknowledge that, subject to the indefeasible payment and performance in full of the Obligations, the rights of subrogation of the Subsidiary Guarantors as against the Borrowers are in accordance with applicable laws.

(c)   Other than during the continuance of a Default or Event of Default, at the request of the Borrowers following the delivery of the certificate of an Authorized Officer in accordance with SECTION 5.9 hereof, the Subsidiary Guaranty of any Subsidiary Guarantor shall be released by the Administrative Agent if and when (i) all of the Real Property Assets owned or ground-leased by such Subsidiary Guarantor shall cease (not thereby creating a Default or Event of Default) to be an Unencumbered Asset or an Unencumbered Development Property which is wholly-owned by the Borrowers or any of their Subsidiaries and (ii) any and all Guarantees of the Senior Notes and other Indebtedness of the Borrowers provided by such Subsidiary Guarantor have been terminated or are being terminated concurrently with such release.

ARTICLE VI

NEGATIVE COVENANTS

Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements shall have been reimbursed, each Borrower covenants and agrees with the Lenders that:

SECTION 6.1. Financial Covenants and Other Covenants.

(a)   Leverage Ratio. As of the last day of any fiscal quarter of the Borrowers, the Borrowers will not permit the ratio of Total Net Debt to Total Asset Value (the "Leverage Ratio") to exceed 65%.

(b)   Fixed Charge Coverage. The Borrowers will not permit the ratio of (i) Total EBITDA for any period of four (4) consecutive fiscal quarters of the Borrowers to (ii) Fixed Charges for such period to be less than 1.5 to 1.0.

(c)   Total Unsecured Indebtedness. As of the last day of any fiscal quarter of the Borrowers, the Borrowers will not permit the ratio of Unsecured Indebtedness to Unencumbered Asset Value (the "Unencumbered Leverage Ratio") to exceed 60%.

(d)   Maximum Dividend Payout Ratio. The Borrowers shall not make any Restricted Payments after the occurrence and during the continuance of an Event of Default, unless such Restricted Payments are necessary for FelCor Trust to maintain its status as a REIT, and then only in the minimum amount necessary to maintain such status as a REIT.

(e)   Covenant Compliance Calculations. The Borrowers shall comply with the financial ratios set forth in SECTION 6.1(a) and SECTION 6.1(c) as of the date of each Borrowing. Such calculations shall be made in accordance with Section 6.1(f). The Borrowers shall deliver an officer's certificate, signed by the Financial Officer of a Borrower, certifying that the pro forma calculations as of the date of such Borrowing demonstrate the Borrowers' compliance with the covenants and financial ratios set forth in SECTION 6.1(a) and SECTION 6.1(c), and the Borrowers shall deliver supporting calculations demonstrating such compliance if the amount of Indebtedness incurred or repaid, or the value of assets acquired or sold, has changed by more than $100,000,000 since the date of the most recent certificate delivered pursuant to SECTION 5.1(c).

(f)   Pro Forma Calculations. For purposes of the calculations to be made pursuant to SECTION 6.1 (a) through (c) (and the definitions used therein), (i) the relevant financial statements and terms will exclude the effects of consolidation of investments in non-wholly owned subsidiaries under Interpretation No. 46 of the Financial Accounting Standards Board, (ii) SECTION 1.5 shall apply to investments in Joint Ventures, and (iii) such calculations shall be adjusted by (A) excluding from Total EBITDA and NOI the actual Total EBITDA or NOI for the relevant period of any assets sold by the Borrowers or any of their Subsidiaries during such period, (B) adding to Total EBITDA and NOI the actual Total EBITDA or NOI for the relevant period of any assets acquired (or to be acquired with any Borrowing) by the Borrowers or any of their Subsidiaries during such period (including the actual Total EBITDA or NOI of such asset during the period prior to acquisition), (C) excluding from Fixed Charges, the Fixed Charges for the relevant period for any Indebtedness or preferred stock for which the Borrowers or any Subsidiary thereof is no longer obligated in respect of, or as the result of the application of proceeds from, any assets sold by the Borrowers or any of their Subsidiaries, (D) adding to Fixed Charges, the Fixed Charges for the relevant period for any Indebtedness or preferred stock assumed or incurred by the Borrowers or any of their Subsidiaries, annualized for the four (4) consecutive quarters prior to the last day of the relevant period and (E) adding to the Indebtedness reflected on the most recently available financial statements any Indebtedness incurred (or to be incurred in any Borrowing) since the date of such financial statements (less any Indebtedness repaid, retired, or forgiven during such period).

SECTION 6.2. Liens. The Borrowers will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property (including, without limitation, any document or instrument in respect of goods or accounts receivable) or asset now owned or hereafter acquired by it, or assign, convey or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)   Liens for taxes, assessments or other governmental charges that are not yet due and payable or are being contested in compliance with SECTION 5.4;

(b)   any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

(c)   Liens incidental to the conduct of business or the ownership of properties and assets (including landlords', carriers', warehousemen's, mechanics', materialmen's and other similar Liens for sums not yet due and payable) and Liens to secure the performance of bids, tenders, leases, or trade contracts, or to secure statutory obligations (including obligations under workers compensation, unemployment insurance and other social security legislation), surety or appeal bonds or other Liens incurred in the ordinary course of business and not in connection with the borrowing of money; provided that such Liens do not, in the aggregate, materially detract from the value of all property of the Borrowers and the Subsidiaries taken as a whole;

(d)   leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to the ownership of property or assets or the ordinary conduct of the business of the Borrowers or any of their Subsidiaries, provided that such Liens do not, in the aggregate, materially detract from the value of all property of the Borrowers and their Subsidiaries taken as a whole;

(e)   Liens securing Indebtedness of a Subsidiary to a Borrower or to a wholly-owned Subsidiary of a Borrower;

(f)   Liens consisting of (i) the pledge by FelCor Trust or its Subsidiary of its limited partner interest in FelCor Partnership, (ii) a negative pledge on FelCor Trust's general partner interest in FelCor Partnership and on the Borrowers' Equity Interests in the Subsidiaries, and (iii) an option to purchase FelCor Trust's general partner interest in FelCor Partnership if the pledge on the limited partner interests in FelCor Partnership is foreclosed or enforced (and not any real property or other tangible personal property of the Borrowers or any Subsidiary); all of which shall secure the Obligations and any or all of the Senior Notes on an equal and ratable basis pursuant to the indenture governing the Floating Rate Notes, and in accordance with pledge agreements, option agreements and intercreditor arrangements, including a Pledge Agreement dated as of October 31, 2006 and a Collateral Agency Agreement dated as of October 31, 2006 (collectively, the "*Collateral Documents*"), in form and substance satisfactory to the Administrative Agent; provided that such pledge, negative pledges and option shall no longer be required if the Floating Rate Notes are repaid in full or if the pledge of such collateral shall not be required under the indenture governing the Floating Rate Notes for any other reason, and the Liens on such collateral securing the Obligations shall be automatically released so long as all other creditors with Liens on such collateral have released or are simultaneously releasing their respective Liens; or

(g)   Liens on assets securing Secured Indebtedness, so long as (i) the incurrence of such Secured Indebtedness is not prohibited by Article VI and (ii) if such Lien is on an Unencumbered Asset or an Unencumbered Development Property (other than a Lien permitted by SECTION 6.2(f)), the Borrowers comply with SECTION 5.9 and no Default or Event of Default exists or would exist after giving effect thereto.

SECTION 6.3. Fundamental Changes; Governing Documents.

(a)   The Borrowers will not, and will not permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or any substantial part of its assets, or all or substantially all of the stock of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing (i) any Person may merge into a Borrower in a transaction in which such Borrower is the surviving Person, (ii) any Person may merge into any Subsidiary in a transaction in which the surviving entity is a Subsidiary, (iii) any Subsidiary may sell, transfer, lease or otherwise dispose of its assets to a Borrower or to another Subsidiary, (iv) any Subsidiary may sell, transfer or lease all or substantially all of its assets and a Borrower may sell or transfer all or substantially all of the Equity Interests of any Subsidiary in compliance with SECTION 6.6 and (v) any Subsidiary may liquidate or dissolve if the Borrowers determine in good faith that such liquidation or dissolution is in the best interests of the Borrowers and is not materially disadvantageous to the Lenders.

(b)   The Borrowers will not, and will not permit any of their Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Borrowers and their Subsidiaries on the date of execution of this Agreement and businesses reasonably related thereto.

(c)   The Borrowers will not and will not permit their or their Subsidiaries' certificate of formation, limited liability company agreement, certificate of limited partnership, partnership agreement, articles of incorporation, by-laws, or other charter documents, as the case may be, to be modified, amended or supplemented in any respect whatsoever, without, in each case, the express prior written consent or approval of the Required Lenders, if such changes would materially adversely affect the rights of the Administrative Agent or the Lenders hereunder or under any of the other Loan Documents.

SECTION 6.4.   Indebtedness.   Neither a Borrower nor any of its Subsidiaries shall directly or indirectly create, incur, assume or otherwise become directly or indirectly liable with respect to any Indebtedness if (i) a Default or an Event of Default has occurred and is continuing, or (ii) such incurrence would cause a Default or Event of Default hereunder; provided that the Borrowers may incur Indebtedness during the continuance of a Default or an Event of Default only if such Indebtedness is applied to the repayment in full of the Obligations and the Commitments are terminated.

SECTION 6.5.   Transactions with Affiliates.   The Borrowers will not, and will not permit any of their Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any material property or assets from, or otherwise engage in any other material transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrowers or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among a Borrower and its Subsidiaries in which such Borrower owns at least 90% of the equity interests and which do not involve any other Affiliate and (c) any Restricted Payments permitted by SECTION 6.1(d).

SECTION 6.6.   Asset Sales and Disposition of Assets.   The Borrowers will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any asset unless (a) the Borrowers comply with SECTION 5.9, to the extent applicable, and (b) no Default or Event of Default exists or would exist after giving effect thereto.

SECTION 6.7.   Negative Pledge; Restrictive Agreements.   From and after the Effective Date, the Borrowers shall not enter into or permit to exist, and will not permit any Subsidiary to enter into or permit to exist, any agreement or arrangement (i) containing any provision prohibiting or restricting the creation or assumption of any Lien upon its properties (other than (a) mechanics Liens or judgment liens more than 30 days past due, (b) with respect to prohibitions on Liens set forth in a mortgage on a particular property and (c) restrictions on Liens set forth in the indenture and/or related documents for the Floating Rate Notes) which require that any collateral granted for the Obligations (other than Obligations not in excess of $100,000,000) must equally and ratably secure the Floating Rate Notes and which prohibit Liens on the general partner interest in FelCor Partnership or the Equity Interests of the Subsidiary Guarantors unless the Floating Rate Notes are equally and ratably secured by such Liens), revenues, or assets, whether now owned or hereafter acquired, or (ii) prohibiting or restricting the ability of such Person to amend or modify this Agreement or any other Loan Document, or (iii) prohibiting or restricting the ability of any Subsidiary to make or pay dividends or distributions to the Borrowers (other than restrictions on dividends and distributions by a particular Subsidiary set forth in an agreement for Secured Indebtedness entered into by such Subsidiary).

SECTION 6.8. [Intentionally Deleted].

SECTION 6.9. Fiscal Year. The Borrowers shall not, and shall not permit any Subsidiary to, change its Fiscal Year for accounting or tax purposes from a period consisting of the 12-month period ending on December 31 of each calendar year.

SECTION 6.10. Margin Regulations; Securities Laws. Neither a Borrower nor any of the Subsidiaries shall use all or any portion of the proceeds of any credit extended under this Agreement to purchase or carry Margin Stock.

SECTION 6.11. ERISA. The Borrowers shall not and shall not permit any Subsidiary or other ERISA Affiliate of the Borrowers to:

(a)   engage in any prohibited transaction described in Sections 406 of ERISA or 4975 of the Internal Revenue Code for which a statutory or class exemption is not available or a private exemption has not been previously obtained from the Department of Labor, except to the extent engaging in such transaction would not have a Material Adverse Effect;

(b)   permit to exist any accumulated funding deficiency (as defined in Sections 302 of ERISA and 412 of the Code), with respect to any Plan, whether or not waived;

(c)   terminate any Plan which could reasonably result in any liability of a Borrower or any ERISA Affiliate under Title IV of ERISA exceeding $5,000,000;

(d)   fail to make any contribution or payment to any Multiemployer Plan which a Borrower or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan, or any law pertaining thereto, except to the extent such failure would not have a Material Adverse Effect;

(e)   fail to pay any required installment or any other payment required under Section 412 of the Code on or before the due date for such installment or other payment;

(f)   amend a Plan resulting in an increase in current liability for the plan year such that a Borrower or any ERISA Affiliate is required to provide security to such Plan under Section 401(a)(29) of the Code; or

(g)   take or omit to take any action that would cause the assets of a Borrower or its Subsidiaries to constitute "plan assets" within the meaning of 29 C.F.R. Section 2510.3-101 of one or more "employee benefit plans" as defined in Section 3(3) of ERISA, subject to Title I of ERISA or Section 4975 of the Code.

ARTICLE VII

EVENTS OF DEFAULT

SECTION 7.1. Events of Default. If any of the following events ("Events of Default") shall occur:

(a)   the Borrowers shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)   the Borrowers shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article VII) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) days;

(c)   any representation or warranty made or deemed made by or on behalf of a Borrower or any Subsidiary in or in connection with this Agreement or any other Loan Documents or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any amendment or modification hereof or waiver hereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d)   a Borrower or any Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in SECTION 5.2, SECTION 5.3 (with respect to a Borrower's existence) or SECTION 5.8 or in ARTICLE VI;

(e)   a Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article VII), and such failure shall continue unremedied for a period of thirty (30) days after the earlier of a Borrower's becoming aware of such default or notice thereof from the Administrative Agent to the Borrowers (which notice will be given at the request of any Lender); provided, however, that if such default (other than a default with respect to SECTION 5.1) is susceptible of cure but cannot reasonably be cured within such 30-day period and provided further that the Borrowers shall have commenced to cure such default within such 30-day period and that thereafter diligently and expeditiously proceed to cure the same, such 30-day period shall be extended for such time as is reasonably necessary for the Borrowers in the exercise of due diligence to cure such default, such additional period not to exceed thirty (30) days;

(f)   a Borrower or any Subsidiary shall default in the making of any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, after expiration of any applicable notice and cure periods;

(g)   any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to Secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or to the voluntary prepayment of Indebtedness that is permitted by this Agreement;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of a Borrower or any Subsidiary or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Borrower or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) a Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Borrower or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) a Borrower or any Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money (other than in respect of Non-Recourse Indebtedness) in an aggregate amount in excess of $25,000,000 shall be rendered against a Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of a Borrower or any Subsidiary to enforce any such judgment; provided that any such judgment shall not give rise to an Event of Default under this Section VII(k) if and for so long as the amount of such judgment is fully covered by a valid and binding insurance policy in favor of such Borrower or Subsidiary and the insurer under such policy has been notified of, and has not disputed the claim made for, such judgment;

(l) an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m) FelCor Trust shall cease to own directly or indirectly at least 80% of the aggregate Equity Interests in FelCor Partnership, or

(n) a Change in Control shall occur;

then, and in every such event (other than an event with respect to a Borrower described in clause (h) or (i) of this Article VII), and at any time thereafter during the continuance of such event, the Administrative Agent shall, at the request of the Required Lenders, by notice to the Borrowers, take any or all of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers, and (iii) enforce any rights and exercise any remedies available under any Loan Document or otherwise; and in case of any event with respect to a Borrower described in clause (h) or (i) of this Article VII, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof, together with such actions and powers as are reasonably incidental thereto.

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with a Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in SECTION 9.2), and (c) except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in SECTION 9.2) or in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by a Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or in connection herewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The

Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders, the Issuing Bank and the Borrowers. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrowers, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Bank, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the Administrative Agent's resignation hereunder, the provisions of this Article and SECTION 9.3 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any related agreement or any document furnished hereunder or thereunder.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1. <u>Notices</u>. (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)   if to a Borrower, to it at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention of the Treasurer, with a copy to the General Counsel, (Telecopy No. (972) 444-4949);

(ii)   if to the Administrative Agent, to JPMorgan Chase Bank, N.A., Loan and Agency Services Group, 1111 Fannin Street, 10th Floor, Houston, Texas 77002, (Telecopy No. (713) 750-2892), with a copy to JPMorgan Chase Bank, N.A., 277 Park Avenue, New York, New York 10172, Attention of Donald Shokrian (Telecopy No. (646) 534-0574);

(iii)   if to the Issuing Bank, to JPMorgan Chase Bank, N.A., 270 Park Avenue, 15th Floor, New York, New York 10017, Attention of Daniella Cassagnol (Telecopy No. (212) 270-3513);

(iv)   if to the Swingline Lender to JPMorgan Chase Bank, N.A., Loan and Agency Services Group, 1111 Fannin Street, 10th Floor, Houston, Texas 77002, (Telecopy No. (713) 750-2892); and

(v)   if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

(b)   Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrowers may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c)   Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto.   All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.2. Waivers; Amendments.

(a)   No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrowers therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b)   Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the

Required Lenders or by the Borrowers and the Administrative Agent with the consent of the Required Lenders; <u>provided</u> that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, or permit the expiration date of any Letter of Credit to be after the Maturity Date, without the written consent of each Lender affected thereby other than as expressly permitted in SECTION 2.10(f) with respect to the one-year extension of the Maturity Date, (iv) change SECTION 2.18(b) or SECTION 2.18(c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change any of the provisions of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, or (vi) release a Borrower of its obligations hereunder or release any Subsidiary Guaranty (if provided), without the consent of each Lender, provided that the Administrative Agent may confirm release of a Subsidiary Guaranty in accordance with SECTION 5.13; <u>provided</u> <u>further</u> that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be. Notwithstanding the foregoing, the total Commitments may be increased as provided in SECTION 2.9(d) with only the consent of the Administrative Agent and those Lenders which are increasing their respective Commitments.

SECTION 9.3. <u>Expenses; Indemnity; Damage Waiver</u>.

(a)   The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of this Agreement or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender, in connection with the enforcement or protection of its rights in connection with this Agreement, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)   The Borrowers shall indemnify the Administrative Agent, the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrowers or any of their Subsidiaries, or any Environmental Liability related in any way to the Borrowers or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; <u>provided</u> that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c)   To the extent that the Borrowers fail to pay any amount required to be paid by it to the Administrative Agent, the Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; <u>provided</u> that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Issuing Bank or the Swingline Lender in its capacity as such.

(d)   To the extent permitted by applicable law, the Borrowers shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)   All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 9.4. <u>Successors and Assigns</u>.

(a)   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) a Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by a Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) the Borrowers, <u>provided</u> that no consent of the Borrowers shall be required for an assignment to a Lender, an Affiliate of a Lender which is engaged in commercial lending in the normal course of its business, or, if an Event of Default under SECTION 7.1(a), SECTION 7.1(b), SECTION 7.1(h), SECTION 7.1(i) or SECTION

7.1(j) has occurred and is continuing, any other Eligible Assignee; and

(B) the Administrative Agent, _provided_ that no consent of the Administrative Agent shall be required for an assignment to an Affiliate of a Lender so long as the Lender gives the Administrative Agent prior written notice of such transfer; and

(C) the Issuing Bank, provided that no consent of the Issuing Bank shall be required for an assignment to an Affiliate of a Lender so long as the Lender gives the Administrative Agent prior written notice of such transfer.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrowers and the Administrative Agent otherwise consent, _provided_ that no such consent of the Borrowers shall be required if an Event of Default under clause (a), (b), (h) or (i) of Article VII has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (except that such fee shall not be payable for an assignment by a Lender to its Affiliate); and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of SECTION 2.15, SECTION 2.16, SECTION 2.17 and SECTION 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this SECTION 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and

Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) (i) Any Lender may, without the consent of the Borrowers, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to SECTION 9.2(b) that affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrowers agree that each Participant shall be entitled to the benefits of SECTION 2.15, SECTION 2.16, and SECTION 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of SECTION 9.8 as though it were a Lender, provided such Participant agrees to be subject to SECTION 2.18(c) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under SECTION 2.15 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers' prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of SECTION 2.17 unless the Borrowers are notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with SECTION 2.17(e) as though it were a Lender.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; <u>provided</u> that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.5. <u>Survival</u>. All covenants, agreements, representations and warranties made by the Borrowers herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of SECTIONS 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.6. <u>Counterparts; Integration; Effectiveness</u>. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in SECTION 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.7. <u>Severability</u>. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.8. <u>Right of Setoff</u>. Subject to SECTION 2.18, if an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrowers against any of and all the obligations of the Borrowers now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.9. Governing Law; Jurisdiction; Consent to Service of Process.

(a)   This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)   Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against a Borrower or its properties in the courts of any jurisdiction.

(c)   Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)   Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in SECTION 9.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12. Confidentiality. Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or selfregulatory body, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, the Issuing Bank or any Lender on a nonconfidential basis from a source other than the Borrowers. For the purposes of this Section, "Information" means all information received from the Borrowers relating to the Borrowers or their business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Borrowers; provided that, in the case of information received from the Borrowers after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 9.13.USA PATRIOT Act. Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender to identity the Borrowers in accordance with the Act.

SECTION 9.14.Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the "Charges"), shall exceed the maximum lawful rate (the "Maximum Rate") which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.15.Transitional Arrangements.

(a) Original Agreement Superseded. This Agreement shall supersede the Original Agreement in its entirety, except as provided in this SECTION 9.15. On the Closing Date, the rights and obligations of the parties under each of the Original Agreement and the "Notes" defined therein shall be subsumed within and be governed by this Agreement and the Notes issued hereunder; provided however, that any of the "Obligations" (as defined in the Original Agreement) outstanding under the Original Agreement shall, for purposes of this Agreement, be Obligations hereunder. The Lenders' interests in such Obligations shall be reallocated on the Closing Date in accordance with each Lender's Applicable Percentage.

(b) Return and Cancellation of Notes. Upon its receipt of the Notes to be delivered hereunder on the Closing Date, each Lender under the Original Agreement will promptly return to the

Borrowers, marked "Cancelled" or "Replaced", the notes of the Borrowers held by such Lender pursuant to the Original Agreement.

(c) <u>Interest and Fees Under Original Agreement</u>. All interest and all commitment, facility and other fees and expenses owing or accruing under or in respect of the Original Agreement shall be calculated as of the Closing Date (prorated in the case of any fractional periods), and shall be paid on the Closing Date in accordance with the method specified in the Original Agreement as if the Original Agreement were still in effect.

[remainder of page left blank intentionally]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

FELCOR LODGING TRUST INCORPORATED

By:/s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and
          Chief Financial Officer

Address: 545 E John Carpenter Freeway, Suite 1300
         Irving, Texas 75062

Taxpayer Identification Number: 75-2541756

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
       its General Partner

By:/s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and
          Chief Financial Officer

Address: 545 E John Carpenter Freeway, Suite 1300
         Irving, Texas 75062

Taxpayer Identification Number: 75-2544994

JPMORGAN CHASE BANK, **N.A.**, individually and as Swingline Lender, Issuing Bank and Administrative Agent,

By:/s/Donald S. Shokrian
    Name: Donald S. Shokrian
    Title: Managing Director

CITICORP NORTH AMERICA, INC., individually
and as Syndication Agent

By:/s/David Bouton
     Name: David Bouton
     Title: Director

BANK OF AMERICA, N.A.

By:/s/Lesa J. Butler
      Name: Lesa J. Butler
      Title: Senior Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:/s/Linda Wang
    Name: Linda Wang
    Title: Vice President

By:/s/Brenda Casey
    Name: Brenda Casey
    Title: Director

WACHOVIA BANK, NATIONAL ASSOCIATION

By:/s/Cynthia A. Bean
    Name: Cynthia A. Bean
    Title: Vice President

THE BANK OF NOVA SCOTIA

By:/s/Melvin J. Mandelbaum
      Name: Melvin J. Mandelbaum
      Title: Managing Director

UBS LOAN FINANCE LLC

By: /s/Richard L. Tavrow
     Name: Richard L. Tavrow
     Title: Director, Banking Products Services, US

By: /s/David B. Julie
     Name: David B. Julie
     Title: Associate Director, Banking Products Services, US

GOLDMAN SACHS BANK USA

By:/s/William M. Yarbenet
      Name: William M. Yarbenet
      Title: Vice President

EXHIBIT C

FORM OF AMENDED AND RESTATED NOTE

(ALL OTHER EXHIBITS AND SCHEDULES

INTENTIONALLY OMITTED)

EXHIBIT C

FORM OF AMENDED AND RESTATED NOTE

New York, NY

$_____   August __, 2007

FOR VALUE RECEIVED, FELCOR LODGING TRUST INCORPORATED and FELCOR LODGING LIMITED PARTNERSHIP (the "Borrowers"), unconditionally jointly and severally promise to pay to the order of _____ (the "Lender"), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal sum of _____ DOLLARS ($_____) or, if less, the aggregate unpaid principal amount of all Revolving Loans made by the Lender pursuant to the Amended and Restated Credit Agreement, dated as of August __, 2007 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), by and among the Borrowers, the Lenders party thereto, JPMorgan Chase Bank, N.A., individually and as Administrative Agent for the Lenders and Citicorp North America, Inc., as Syndication Agent. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

The Borrowers also jointly and severally promise to pay interest on the unpaid principal amount hereof from time to time outstanding from and including the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in lawful money of the United States in Federal or other immediately available funds at the office of the Administrative Agent.

This Amended and Restated Note is referred to in, and evidences indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrowers are permitted and required to make prepayments and repayments hereof, the acceleration of the maturity hereof upon the happening of certain events, and certain waivers by the Borrowers.

The Revolving Loan made by the Lender and all repayments of principal and interest payable and paid to the Lender from time to time thereunder shall be recorded by the Lender and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to the Revolving Loan may be endorsed by the Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof which shall be prima facie evidence of the existence and amounts of the obligations recorded therein absent manifest error; <u>provided</u> that the failure of the Lender to make any such recordation or endorsement, or any error therein, shall not in any manner affect the obligations of the Borrowers hereunder or under the Credit Agreement.

All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

THIS AMENDED AND RESTATED NOTE SHALL BE INTERPRETED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

BORROWERS:

FELCOR LODGING TRUST INCORPORATED

By:_____

Name:

Title:

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
         its General Partner

By:_____

Name:

Title:

LOAN AND PAYMENTS OF PRINCIPAL AND INTEREST

____

Date	Amount of Loan	Type of Loan	Amount of Principal Repaid	Amount of Interest Paid	Notation Made By

EXHIBIT 10.2

AMENDED AND RESTATED SUBSIDIARY GUARANTY

Amended and Restated Subsidiary Guaranty, dated as of August 16, 2007 by and among the undersigned and such other Persons which may become party hereto from time to time by executing a joinder (in the form of *Appendix 1* hereto) (each a "***Subsidiary Guarantor***" and collectively the "***Subsidiary Guarantors***"), in favor of each of the Lenders (as defined herein) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "***Administrative Agent***") for itself and for the other financial institutions (collectively, the "***Lenders***") which are or may become parties to the Amended and Restated Credit Agreement dated as of August 16, 2007 among FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership (the "***Borrowers***"), the Administrative Agent, Citicorp North America, Inc., as Syndication Agent and the Lenders (the "***Credit Agreement***"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, the Borrowers, the Administrative Agent, the Lenders and the other parties thereto have entered into the Credit Agreement;

WHEREAS, the Borrowers and each Subsidiary Guarantor are members of a group of related entities, the success of each of which is dependent in part on the success of the other members of such group;

WHEREAS, each Subsidiary Guarantor expects to receive substantial direct and indirect benefits from the Revolving Loans made by each Lender to the Borrowers pursuant to the Credit Agreement (which benefits are hereby acknowledged);

WHEREAS, the Borrowers have covenanted and agreed with the Lenders, that pursuant to Section 5.13 of the Credit Agreement, the undersigned Subsidiary Guarantors shall execute and deliver this Amended and Restated Subsidary Guaranty; and

WHEREAS, each Subsidiary Guarantor wishes to guaranty the Borrowers' obligations to the Lenders and the Administrative Agent under and in respect of the Credit Agreement as herein provided.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Guaranty of Payment and Performance of Obligations. In consideration of the Lenders' extending credit, or otherwise, in their discretion, giving time, financial or banking facilities or accommodations to the Borrowers, each Subsidiary Guarantor hereby jointly and severally, absolutely, irrevocably and unconditionally guarantees to the Administrative Agent and each Lender that the Borrowers will duly and punctually pay or perform, at the place specified therefor, or if no place is specified, at the

Administrative Agent's head office, (i) all indebtedness, obligations and liabilities of the Borrowers to any of the Lenders and the Administrative Agent, individually or collectively, under the Credit Agreement or any of the other Loan Documents or in respect of any of the Loans or the Notes or other instruments at any time evidencing any obligations thereunder, whether existing on the date of the Credit Agreement or arising or incurred thereafter, direct or indirect, secured or unsecured, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, arising by contract, operation of law or otherwise, including all such which would become due but for the operation of the automatic stay pursuant to §362(a) of the Federal Bankruptcy Code and the operation of §§502(b) and 506(b) of the Federal Bankruptcy Code; and (ii) without limitation of the foregoing, all reasonable fees, costs and expenses incurred by the Administrative Agent or the Lenders in attempting to collect or enforce any of the foregoing, accrued in each case to the date of payment thereof (collectively the "*Obligations*" and individually an "*Obligation*"). This Amended and Restated Subsidiary Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance by the Borrowers of the Obligations and not of their collectibility only and is in no way conditioned upon any requirement that any Lender or the Administrative Agent first attempt to collect any of the Obligations from the Borrowers or resort to any security or other means of obtaining payment of any of the Obligations which any Lender or the Administrative Agent now has or may acquire after the date hereof or upon any other contingency whatsoever. Upon any Event of Default which is continuing by the Borrowers in the full and punctual payment and performance of the Obligations, the liabilities and obligations of each Subsidiary Guarantor hereunder shall, at the option of the Administrative Agent, become forthwith due and payable to the Administrative Agent and to the Lender or Lenders owed the same without demand or notice of any nature, all of which are expressly waived by each Subsidiary Guarantor, except for notices required to be given to the Borrowers under the Loan Documents. Payments by the Subsidiary Guarantors hereunder may be required by any Lender or the Administrative Agent on any number of occasions.

2.   Subsidiary Guarantor's Further Agreements to Pay. Each Subsidiary Guarantor further jointly and severally agrees, as the principal obligor and not as a guarantor only, to pay to each Lender and the Administrative Agent forthwith upon demand, in funds immediately available to such Lender or the Administrative Agent, all costs and expenses (including court costs and legal fees and expenses) incurred or expended by the Administrative Agent or such Lender in connection with this Amended and Restated Subsidiary Guaranty and the enforcement hereof, together with interest on amounts recoverable under this Amended and Restated Subsidiary Guaranty from the time after such amounts become due at the default rate of interest set forth in the Credit Agreement; *provided* that if such interest exceeds the maximum amount permitted to be paid under applicable law, then such interest shall be reduced to such maximum permitted amount.

3.   Payments. Each Subsidiary Guarantor jointly and severally covenants and agrees that the Obligations will be paid strictly in accordance with their respective terms regardless of any law, regulation or order now or hereafter in effect in any jurisdiction

affecting any of such terms or the rights of the Administrative Agent or any Lender with respect thereto. Without limiting the generality of the foregoing, each Subsidiary Guarantor's obligations hereunder with respect to any Obligation shall not be discharged by a payment in a currency other than the currency in which the Obligation is denominated (the "***Obligation Currency***") or at a place other than the place specified for the payment of the Obligation, whether pursuant to a judgment or otherwise, to the extent that the amount so paid on conversion to the Obligation Currency and transferred to New York, New York, U.S.A., under normal banking procedures does not yield the amount of Obligation Currency due thereunder.

4.   Taxes. All payments hereunder shall be made without any counterclaim or set-off, free and clear of, and without reduction for any Indemnified Taxes or Other Taxes, which are now or may hereafter be imposed, levied or assessed by any Governmental Authority on payments hereunder, all of which will be for the account of and paid by the Subsidiary Guarantors. If for any reason, any such reduction is made or any Taxes are paid by the Administrative Agent or any Lender (except for taxes on income or profits of such Administrative Agent or Lender), each Subsidiary Guarantor jointly and severally agrees to pay to the Administrative Agent or such Lender such additional amounts as may be necessary to ensure that the Administrative Agent or such Lender receives the same net amount which it would have received had no such reduction been made or Taxes paid.

5.   Consent to Jurisdiction. Each Subsidiary Guarantor agrees that any suit for the enforcement of this Amended and Restated Subsidiary Guaranty or any of the other Loan Documents may be brought in the courts of the State of New York sitting in New York, New York or any federal court sitting in New York, New York and consents to the non-exclusive jurisdiction of such courts and the service of process in any such suit being made upon such Subsidiary Guarantor by mail at the address specified herein. Except to the extent such waiver is expressly prohibited by law, each Subsidiary Guarantor hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

6.   Liability of each Subsidiary Guarantor. The Administrative Agent and each Lender have and shall have the absolute right to enforce the liability of each Subsidiary Guarantor hereunder without resort to any other right or remedy including any right or remedy under any other guaranty or against any other Subsidiary Guarantor, and the release or discharge of any Subsidiary Guarantor or other guarantor of any Obligations shall not affect the continuing liability of each Subsidiary Guarantor hereunder that has not been released or discharged.

It is the intention and agreement of each Subsidiary Guarantor, the Administrative Agent and the Lenders that the obligations of each Subsidiary Guarantor under this Amended and Restated Subsidiary Guaranty shall be joint and several and valid and enforceable against each Subsidiary Guarantor to the maximum extent permitted by applicable law. Accordingly, if any provision of this Amended and Restated Subsidiary Guaranty creating any obligation of any Subsidiary Guarantor in favor of the

Administrative Agent and the Lenders shall be declared to be invalid or unenforceable in any respect or to any extent, it is the stated intention and agreement of the Subsidiary Guarantors, the Administrative Agent and the Lenders that any balance of the obligation created by such provision and all other obligations of each of the other Subsidiary Guarantors to the Administrative Agent and the Lenders created by other provisions of this Amended and Restated Subsidiary Guaranty shall remain valid and enforceable. Likewise, if by final order a court of competent jurisdiction shall declare any sums which the Administrative Agent or the Lenders may be otherwise entitled to collect from any Subsidiary Guarantor under this Amended and Restated Subsidiary Guaranty to be in excess of those permitted under any law (including any federal or state fraudulent conveyance or like statute or rule of law) applicable to such Subsidiary Guarantor's obligations under this Amended and Restated Subsidiary Guaranty, it is the stated intention and agreement of the Subsidiary Guarantors, the Administrative Agent and the Lenders that all sums not in excess of those permitted under such applicable law shall remain fully collectible by the Administrative Agent and the Lenders from each of the other Subsidiary Guarantors, jointly and severally.

7.   Representations and Warranties; Covenants.   (a) Each Subsidiary Guarantor hereby makes and confirms the representations and warranties made on its behalf by the Borrowers pursuant to §3 of the Credit Agreement, as if such representations and warranties were set forth herein. Each Subsidiary Guarantor hereby agrees to perform the covenants set forth in §§5 and 6 of the Credit Agreement (to the extent such covenants expressly apply to such Subsidiary Guarantor) as if such covenants were set forth herein. Each Subsidiary Guarantor acknowledges that it is, on a collective basis with the Borrowers and all other Subsidiary Guarantors, bound by the financial covenants and other covenants set forth in §6.1 of the Credit Agreement. Each Subsidiary Guarantor hereby confirms that it shall be bound by all acts or omissions of the Borrowers pursuant to the Credit Agreement.

(b)   Each Subsidiary Guarantor is a limited liability company, limited partnership, corporation, or other legal entity, as applicable, duly formed or organized, validly existing and in good standing under the laws of the state of its formation or organization; each Subsidiary Guarantor has all requisite limited liability company, limited partnership, corporate or other legal entity power, as applicable, to own its respective properties and conduct its respective business as now conducted and as presently contemplated; and such Subsidiary Guarantor is in good standing as a foreign entity and is duly authorized to do business in the jurisdictions where the properties and Unencumbered Assets owned or ground-leased by it are located and in each other jurisdiction where such qualification is necessary except where a failure to be so qualified in such other jurisdiction would not have a Material Adverse Effect. The execution, delivery and performance of this Amended and Restated Subsidiary Guaranty and the transactions contemplated hereby (i) are within the authority of such Subsidiary Guarantor, (ii) have been duly authorized by all necessary proceedings on the part of such Subsidiary Guarantor and any member, manager, or other controlling Person thereof, (iii) do not conflict with or result in any breach or contravention of any provision of law, statute, rule or regulation to which such Subsidiary Guarantor is subject or any judgment, order, writ, injunction, license or permit applicable to such Subsidiary Guarantor, (iv) do not conflict with any provision of the Certificate of Organization or Formation, the limited liability company agreement, articles of incorporation, bylaws, or other authority documents of such Subsidiary Guarantor or the authority documents of any controlling Person thereof, and (v) do not contravene any provisions of, or constitute a default, Default or Event of Default or a failure to comply with any term, condition or provision of, any other agreement, instrument, judgment, order, decree, permit, license or undertaking binding upon or applicable to such Subsidiary Guarantor or any of such Subsidiary Guarantor's properties (except for any such failure to comply under any such other agreement, instrument, judgment, order, decree, permit, license, or undertaking as would not have a Material Adverse Effect) or result in the creation of any mortgage, pledge, security interest, lien, encumbrance or charge upon any of the properties or assets of such Subsidiary Guarantor.

(c)   The Guaranty has been duly executed and delivered and constitutes the legal, valid and binding obligations of each Subsidiary Guarantor, subject only to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors' rights and to the fact that the availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(d)   The execution, delivery and performance by each Subsidiary Guarantor of this Amended and Restated Subsidiary Guaranty and the transactions contemplated hereby do not require (i) the approval or consent of any governmental agency or authority other than those already obtained, or (ii) filing with any governmental agency or authority, other than filings which will be made with the SEC when and as required by law.

8.   Effectiveness. The obligations of each Subsidiary Guarantor under this Amended and Restated Subsidiary Guaranty shall continue in full force and effect and shall remain in operation until all of the Obligations shall have been paid in full or otherwise fully satisfied, and continue to be effective or be reinstated, as the case may be, if at any time payment or other satisfaction of any of the Obligations is rescinded or must otherwise be restored or returned upon the bankruptcy, insolvency, or reorganization of a Borrower, or otherwise, as though such payment had not been made or other satisfaction occurred. No invalidity, irregularity or unenforceability of the Obligations by reason of applicable bankruptcy laws or any other similar law, or by reason of any law or order of any government or agency thereof purporting to reduce, amend or otherwise affect the Obligations, shall impair, affect, be a defense to or claim against the obligations of any Subsidiary Guarantor under this Amended and Restated Subsidiary Guaranty.

9.   Freedom of Lender to Deal with Borrowers and Other Parties. The Administrative Agent and each Lender shall be at liberty, without giving notice to or obtaining the assent of any Subsidiary Guarantor and without relieving any Subsidiary Guarantor of any liability hereunder, to deal with the Borrowers and with each other

party who now is or after the date hereof becomes liable in any manner for any of the Obligations, in such manner as the Administrative Agent or such Lender in its sole discretion deems fit, and to this end each Subsidiary Guarantor gives to the Administrative Agent and each Lender full authority in its sole discretion to do any or all of the following things: (a) extend credit, make loans and afford other financial accommodations to the Borrowers at such times, in such amounts and on such terms as the Administrative Agent or such Lender may approve, (b) vary the terms and grant extensions of any present or future indebtedness or obligation of the Borrowers or of any other party to the Administrative Agent or such Lender, (c) grant time, waivers and other indulgences in respect thereto, (d) vary, exchange, release or discharge, wholly or partially, or delay in or abstain from perfecting and enforcing any security or guaranty or other means of obtaining payment of any of the Obligations which the Administrative Agent or any Lender now has or may acquire after the date hereof, (e) accept partial payments from the Borrowers or any such other party, (f) release or discharge, wholly or partially, any endorser or guarantor, and (g) compromise or make any settlement or other arrangement with the Borrowers or any such other party.

10.   Unenforceability of Obligations Against Borrowers; Invalidity of Security or Other Guaranties. If for any reason a Borrower has no legal existence or is under no legal obligation to discharge any of the Obligations undertaken or purported to be undertaken by it or on its behalf, or if any of the moneys included in the Obligations have become irrecoverable from a Borrower by operation of law or for any other reason, this Amended and Restated Subsidiary Guaranty shall nevertheless be binding on each Subsidiary Guarantor to the same extent as if such Subsidiary Guarantor at all times had been the principal debtor on all such Obligations. This Amended and Restated Subsidiary Guaranty shall be in addition to any other guaranty or other security for the Obligations, and it shall not be prejudiced or rendered unenforceable by the invalidity of any such other guaranty or security.

11.   Waivers by Subsidiary Guarantor. Each Subsidiary Guarantor waives notice of acceptance hereof, notice of any action taken or omitted by the Administrative Agent or any Lender in reliance hereon, and any requirement that the Administrative Agent or any Lender be diligent or prompt in making demands hereunder, giving notice of any default by the Borrowers or asserting any other rights of the Administrative Agent or any Lender hereunder. Each Subsidiary Guarantor also irrevocably waives, to the fullest extent permitted by law, all defenses in the nature of suretyship that at any time may be available in respect of such Subsidiary Guarantor's obligations hereunder by virtue of any statute of limitations, valuation, stay, moratorium law or other similar law now or hereafter in effect.

12.   Restriction on Subrogation and Contribution Rights. Notwithstanding any other provision to the contrary contained herein or provided by applicable law, unless and until all of the Obligations have been indefeasibly paid in full in cash and satisfied in full, each Subsidiary Guarantor hereby irrevocably defers and agrees not to enforce any and all rights it may have at any time (whether arising directly or indirectly, by operation of law or by contract) to assert any claim against the Borrowers on account of payments

made under this Amended and Restated Subsidiary Guaranty, including, without limitation, any and all rights of or claim for subrogation, contribution, reimbursement, exoneration and indemnity, and further waives any benefit of and any right to participate in any collateral which may be held by the Administrative Agent or any Lender or any affiliate of the Administrative Agent or any Lender. In addition, each Subsidiary Guarantor will not claim any set-off or counterclaim against the Borrowers in respect of any liability it may have to the Borrowers unless and until all of the Obligations have been indefeasibly paid in full in cash and satisfied in full.

Subject to the foregoing and the indefeasible performance and payment in full of the Obligations, each Subsidiary Guarantor acknowledges that all other Subsidiary Guarantors shall have contribution rights against such Subsidiary Guarantor in accordance with applicable law and in accordance with each such Person's benefits received under the Credit Agreement and the Loans.

13. <u>Demands</u>. Any demand on or notice made or required to be given pursuant to this Amended and Restated Subsidiary Guaranty shall be in writing and shall be delivered in hand, mailed by United States registered or certified first class mail, postage prepaid, return receipt requested, sent by overnight courier, or sent by telegraph, telecopy, telefax or telex and confirmed by delivery via courier or postal service, addressed as follows:

(a)   if to the Subsidiary Guarantors, at

c/o FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, TX 75062
Attention: General Counsel

or at such other address for notice as the Subsidiary Guarantors shall last have furnished in writing to the Administrative Agent;

(b)   if to the Administrative Agent, at

JP Morgan Chase Bank, N.A.
Loan and Agency Services Group
1111 Fannin Street
10th Floor
Houston, TX 77002,

with a copy to,

JP Morgan Chase Bank, N.A.
277 Park Avenue
New York, New York 10172
Attention: Donald Shokrian

or at such other address for notice as the Administrative Agent shall last have furnished in writing to the Subsidiary Guarantors; and

(c)   if to any Lender, at such Lender's address as set forth in its Administrative Questionnaire.

Any such notice or demand shall be deemed to have been duly given or made and to have become effective (i) if delivered by hand, overnight courier or facsimile to the party to which it is directed, at the time of the receipt thereof by such party or the confirmed transmission of such facsimile or (ii) if sent by registered or certified first-class mail, postage prepaid, return receipt requested, on the fifth Business Day following the mailing thereof.

14.   <u>Amendments, Waivers, Etc</u>. No provision of this Amended and Restated Subsidiary Guaranty can be changed, waived, discharged or terminated except by an instrument in writing signed by the Administrative Agent and the Subsidiary Guarantors expressly referring to the provision of this Amended and Restated Subsidiary Guaranty to which such instrument relates; and no such waiver shall extend to, affect or impair any right with respect to any Obligation which is not expressly dealt with therein. No course of dealing or delay or omission on the part of the Administrative Agent or the Lenders or any of them in exercising any right shall operate as a waiver thereof or otherwise be prejudicial thereto.

15.   <u>Further Assurances</u>. Each Subsidiary Guarantor at its sole cost and expense agrees to do all such things and execute, acknowledge and deliver all such documents and instruments as the Administrative Agent from time to time may reasonably request in order to give full effect to this Amended and Restated Subsidiary Guaranty and to perfect and preserve the rights and powers of the Administrative Agent and the Lenders hereunder.

16.   <u>Miscellaneous Provisions</u>. This Amended and Restated Subsidiary Guaranty is intended to take effect as a sealed instrument to be governed by and construed in accordance with the laws of the State of New York and shall inure to the benefit of the Administrative Agent, each Lender and its respective successors in title and assigns permitted under the Credit Agreement, and shall be binding on each Subsidiary Guarantor and each Subsidiary Guarantor's successors in title, assigns and legal representatives. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided by law or any other agreement. The invalidity or unenforceability of any one or more sections of this Amended and Restated Subsidiary Guaranty shall not affect the validity or enforceability of its remaining provisions. Captions are for ease of reference only and shall not affect the meaning of the relevant provisions. The meanings of all defined terms used in this Amended and Restated Subsidiary Guaranty shall be equally applicable to the singular and plural forms of the terms defined.

17.   WAIVER OF JURY TRIAL.   EXCEPT TO THE EXTENT SUCH WAIVER IS EXPRESSLY PROHIBITED BY LAW, EACH SUBSIDIARY GUARANTOR HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY JURISDICTION AND IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AMENDED AND RESTATED SUBSIDIARY GUARANTY, THE OBLIGATIONS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED PURSUANT HERETO OR THERETO OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING, AMONG THE SUBSIDIARY GUARANTORS, THE BORROWERS, THE ADMINISTRATIVE AGENT AND/OR THE LENDERS. THIS WAIVER OF JURY TRIAL SHALL BE EFFECTIVE FOR EACH AND EVERY DOCUMENT EXECUTED BY THE SUBSIDIARY GUARANTORS, THE ADMINISTRATIVE AGENT OR THE LENDERS AND DELIVERED TO THE ADMINISTRATIVE AGENT OR THE LENDERS, AS THE CASE MAY BE, WHETHER OR NOT SUCH DOCUMENTS SHALL CONTAIN SUCH A WAIVER OF JURY TRIAL. EACH SUBSIDIARY GUARANTOR CONFIRMS THAT THE FOREGOING WAIVERS ARE INFORMED AND FREELY MADE.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Subsidiary Guarantor has executed and delivered this Amended and Restated Subsidiary Guaranty as of the date first above written.

FELCOR/CSS HOLDINGS, L.P., a Delaware limited partnership

By: FelCor/CSS Hotels, L.L.C., a Delaware limited liability company, its general partner

By:/s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR HOTEL ASSET COMPANY, L.L.C., a Delaware limited liability company

By:/s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR PENNSYLVANIA COMPANY, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR LODGING HOLDING COMPANY, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

1

FELCOR CANADA CO., a Nova Scotia unlimited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR OMAHA HOTEL COMPANY, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR TRS HOLDINGS, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

MYRTLE BEACH HOTELS, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR TRS BORROWER 1, L.P., a Delaware limited partnership

By: FelCor TRS Borrower GP 1, L.L.C., a Delaware limited liability company, its general partner

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR TRS BORROWER 4, L.L.C., a Delaware limited liability company

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

FELCOR/ST. PAUL HOLDINGS, L.P., a Delaware limited partnership

By: FelCor/CSS Hotels, L.L.C., a Delaware limited liability company, its general partner

By: /s/Andrew J. Welch
    Name: Andrew J. Welch
    Title: Executive Vice President and Chief Financial Officer

A/72162016.2

FORM OF JOINDER AGREEMENT
(SUBSIDIARY GUARANTY)

Dated as of _____ __, 20___

JPMorgan Chase Bank, N.A.,
  as Administrative Agent
277 Park Avenue
New York, New York 10172
Attention: Donald Shokrian (Fax: 646-534-0574)

Ladies and Gentlemen:

Reference is hereby made to (a) the Amended and Restated Credit Agreement, dated as of August 16, 2007 (as amended and in effect from time to time, the "***Credit Agreement***"), by and among FELCOR LODGING TRUST INCORPORATED and FELCOR LODGING LIMITED PARTNERSHIP (the "***Borrowers***"), the Lenders party thereto, JPMORGAN CHASE BANK, N.A., as Administrative Agent for itself and the Lenders (the "***Administrative Agent***"), and CITICORP NORTH AMERICA, INC., as Syndication Agent and (b) the Amended and Restated Subsidiary Guaranty dated as of August 16, 2007 (the "***Subsidiary Guaranty***") from certain subsidiaries of the Borrowers to the Lenders and the Administrative Agent. Terms not otherwise defined herein which are defined in the Credit Agreement shall have the respective meanings given thereto in the Credit Agreement.

1. **Joinder to Subsidiary Guaranty.**

The Undersigned, _____, a _____ _____, (the ***"Undersigned"***) hereby joins the Subsidiary Guaranty as a Subsidiary Guarantor and agrees to comply with and be bound by all of the terms, conditions and covenants of the Subsidiary Guaranty. Without limiting the generality of the preceding sentence, the Undersigned agrees that it shall be jointly and severally liable, together with the other Subsidiary Guarantors thereunder, for the guaranty of the payment and performance of all obligations of the Borrowers under the Credit Agreement as further set forth therein.

From and after the Effective Date hereof (as hereinafter defined), all references in the Loan Documents to the "Subsidiary Guarantors" shall for all purposes be deemed to include the Undersigned.

2. **New Subsidiary Guarantor's Representations and Warranties.**

The Undersigned represents and warrants to the Administrative Agent and the Lenders that:

A/72162016.2

a. it is capable of complying with and is in compliance with all of the provisions of the Subsidiary Guaranty, the Credit Agreement and the other Loan Documents applicable to it;

b. each of the representations and warranties set forth in §3 of the Credit Agreement made on its behalf by the Borrowers, except as set forth on Schedule 2(b) attached hereto and each of the representations and warranties set forth in §7 of the Subsidiary Guaranty is true and correct in all material respects with respect to the Undersigned as of the date hereof (except to the extent that such representations and warranties relate expressly to an earlier date);

c. Schedule 2(c) attached hereto sets forth a true and accurate description of the Subsidiary Guarantors and the revised Schedule 3.15 attached hereto sets forth a true and accurate list of the properties and Unencumbered Assets.

d. upon the execution of this Joinder Agreement, the Undersigned will be jointly and severally liable, together with the other Subsidiary Guarantors, for the payment and performance of all obligations of the Borrowers under the Credit Agreement as set forth in the Subsidiary Guaranty.

3. **Delivery of Documents.**

The Undersigned hereby agrees that it shall comply with the requirements of §5.13 of the Credit Agreement and shall deliver the items referenced therein to the Administrative Agent concurrently with this Joinder Agreement (the date on which all such documents shall have been delivered to the Administrative Agent being hereinafter referred to as the "***Effective Date***"), each of which shall be in form and substance reasonably satisfactory to the Administrative Agent.

[Remainder of Page Intentionally Left Blank]

A/72162016.2

This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

_____

By:_____
Name:
Title:

Accepted and Agreed:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

By:_____
Name:
Title:

SCHEDULE 2(b)

SCHEDULE 2(c)

SUBSIDIARY GUARANTORS

SCHEDULE 3.15

PROPERTIES AND UNENCUMBERED ASSETS

EXHIBIT 10.3

Reaffirmation of Pledge Agreement

      The undersigned, FelCor Holdings Trust, a Massachusetts business trust (the "***Pledgor***"), the assignor under the Pledge Agreement, dated as of October 31, 2006 (the "***Pledge Agreement***"), in favor of JPMorgan Chase Bank, N.A., as collateral agent (the "***Collateral Agent***") and each of the Secured Parties (as defined in the Collateral Agency Agreement) who is or may become a party to that certain Credit Agreement, dated as of December 12, 2005, as amended (the "***Original Credit Agreement***"), by and among FelCor Lodging Trust Incorporated ("***FelCor Trust***") and FelCor Lodging Limited Partnership ("***FelCor Partnership***", together with FelCor Trust, the "***Borrowers***"), Collateral Agent and each of the lenders party thereto (the "***Lenders***") hereby (i) acknowledges the Amended and Restated Credit Agreement dated as of August 16, 2007, by and among Borrowers, Collateral Agent, Citicorp North America, Inc., as syndication agent and certain of the Lenders (the "***Amended and Restated Credit Agreement***") which amends and restates the Original Credit Agreement in its entirety, (ii) reaffirms the pledge of the LP Units, the Assigned Interests, the Cash Collateral Account and all of the Cash Collateral as security for the payment and performance when due of all of the Secured Obligations under the Original Credit Agreement and the other Credit Documents, and (iii) confirms that the Pledge Agreement shall remain in full force and effect after giving effect to the Amended and Restated Credit Agreement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Pledge Agreement.

[remainder of page intentionally left blank; signature page follows]

Executed as of this 16th day of August, 2007.

FELCOR HOLDINGS TRUST

By:＿＿/s/Larry J. Mundy＿＿＿＿＿＿＿＿＿＿
    Name: Larry Mundy
    Title: Trustee

By:＿＿＿/s/Lester C. Johnson＿＿＿＿＿＿＿＿＿
    Name: Lester C. Johnson
    Title: Trustee

EXHIBIT 10.4

Reaffirmation of Collateral Agency Agreement

Each of the undersigned, JPMorgan Chase Bank, N.A., as collateral agent (in such capacity, the "***Collateral Agent***") for the Secured Parties (as defined in the Collateral Agency Agreement) and as administrative agent (in such capacity, the "***Administrative Agent***") for the Lenders (as defined herein), U.S. Bank National Association, as Trustee (the "***New Trustee***"), on behalf of holders of the New Debentures and U.S. Bank National Association, as successor to Suntrust Bank, as Trustee (the "***Existing Trustee***"), on behalf of the holders of the Existing Debentures pursuant to the Collateral Agency Agreement, dated as of October 31, 2006 (the "***Collateral Agency Agreement***"), by and among Collateral Agent, New Trustee, Existing Trustee, FelCor Holdings Trust ("***Pledgor***"), FelCor Lodging Trust Incorporated ("***FelCor Trust***") and FelCor Lodging Limited Partnership ("***FelCor Partnership***", together with FelCor Trust, the "***Borrowers***"), in connection with that certain Credit Agreement, dated as of December 12, 2005, as amended (the "***Original Credit Agreement***"), by and among Pledgor and Borrowers, Collateral Agent and each of the lenders party thereto (the "***Lenders***") hereby (i) acknowledges the Amended and Restated Credit Agreement dated as of August 16, 2007, by and among Borrowers, Collateral Agent, Citicorp North America, Inc., as syndication agent and certain of the Lenders (the "***Amended and Restated Credit Agreement***") which amends and restates the Original Credit Agreement in its entirety, and (ii) confirms that the Collateral Agency Agreement shall remain in full force and effect after giving effect to the Amended and Restated Credit Agreement. Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Collateral Agency Agreement.

[remainder of page intentionally left blank; signature pages follow]

Executed as of this 16th day of August, 2007.

JPMORGAN CHASE BANK, N.A., in its capacity
as Agent and Collateral Agent

By:/s/Donald S. Shokrian
    Name: Donald S. Shokrian
    Title: Managing Director

U.S. BANK NATIONAL ASSOCIATION, as
Trustee under the New Indenture

By:/s/R. Prokosch
    Name: Richard Prokosch
    Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as
Trustee under the Existing Indentures

By:/s/R. Prokosch
    Name: Richard Prokosch
    Title: Vice President

[Signature Page to Reaffirmation of Collateral Agency Agreement]

ACCEPTED AND AGREED TO:

FELCOR LODGING TRUST INCORPORATED

By: /s/Andrew J. Welch
        Name: Andrew J. Welch
        Title: Executive Vice President
              and Chief Financial Officer

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
        its General Partner

      By: /s/Andrew J. Welch
              Name: Andrew J. Welch
              Title: Executive Vice President
                  and Chief Financial Officer

FELCOR HOLDINGS TRUST

By: /s/Larry J. Mundy
        Name: Larry J. Mundy
        Title: Trustee

By: /s/Lester C. Johnson
        Name: Lester C. Johnson
        Title: Trustee